Notice of Annual Meeting of Shareholders of Manulife Financial Corporation
The Annual Meeting of shareholders of Manulife Financial Corporation (the “Company”) will commence at 11:00 a.m. on Thursday, May 5, 2005 (Toronto time) at the Company’s Head Office, 200 Bloor Street East, International Room, Toronto, Ontario, Canada.
The Annual Meeting will have the following purposes:

1.	to receive the consolidated financial statements of the Company for the year ended December 31, 2004 together with reports of the auditor and the actuary on those statements;

2.	to elect Directors of the Company;

3.	to appoint auditors of the Company for 2005;

4.	to consider the shareholder proposals set out in Appendix “A” of this Proxy Circular; and

5.	to transact such other business as may properly be brought before the Meeting or any continuation of the Meeting after an adjournment.
The number of votes that may be cast at the Meeting by shareholders, as of March 16, 2005, is 808,062,465.
The accompanying Proxy Circular of the Company provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.
Shareholders who cannot attend the Annual Meeting in person may vote by proxy. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the Proxy Circular. To be valid, proxies must be received by CIBC Mellon Trust Company (“CIBC Mellon”) at 200 Queen’s Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, no later than 5:00 p.m. (Toronto time) on May 3, 2005, or if the Meeting is adjourned, no later than 5:00 p.m. (Toronto time) on the second business day preceding the day to which the Meeting is adjourned.
By order of the Board of Directors,

Signed, Christer Ahlvik Corporate Secretary
March 16, 2005
Notice of Annual Meeting of Shareholders       7

Business of the Annual Meeting
1.  Consolidated Financial Statements
The consolidated financial statements for the year ended December 31, 2004, together with the reports of the auditor and the actuary on those statements, are found on pages 78 to 120.
2.  Election of the Board of Directors
The 16 nominees for election to the Company’s Board of Directors and their biographies are listed in the section “Board of Directors.” All of the nominees are currently Directors of the Company, except Thomas d’Aquino. David D’Alessandro resigned as a Director effective March 1, 2005 and is not standing for re-election.
Each successful nominee will be elected to the Board of Directors for a term of one year, expiring at the Company’s Annual Meeting in 2006.
Directors’ attendance at Board and Committee meetings held in 2004 is set forth in the section “Board of Directors Meetings Held and Attendance of Directors.”
3.  Appointment of Auditors
The Board of Directors and management propose that the firm of Ernst & Young LLP be appointed as auditor for the 2005 fiscal year. Ernst & Young LLP has served as the Company’s auditor for more than five years. Ernst & Young LLP has complied with the partner rotation requirements of the Sarbanes-Oxley Act of 2002 (“SOX”). For 2004, fees charged by Ernst & Young LLP to the Manulife Financial group of companies were $26.3 million, compared with $10.6 million in 2003. The increase in fees is due to the merger with John Hancock and primarily relates to annual audit fees of the new subsidiaries as well as fees incurred with respect to the transaction itself.

	Year ended	Year ended
(Canadian $ in millions(1))	December 31, 2004	December 31, 2003

Audit fees	$23.9	$7.5
Audit-related fees	1.1	0.5
Tax fees	0.9	2.2
All other fees	0.4	0.4

	$26.3	$10.6

(1)	All figures reported in this Proxy Circular and the Annual Report are in Canadian currency, unless otherwise indicated.
Audit Fees
Fees for audit services totalled approximately $23.9 million in 2004 and approximately $7.5 million in 2003, including fees associated with the annual audit, the reviews of the Company’s quarterly reports, statutory audits and regulatory filings.
Audit-Related Fees
Fees for audit-related services totalled approximately $1.1 million in 2004 and approximately $0.5 million in 2003. Audit-related services principally include due diligence in connection with mergers and acquisitions, audits in connection with proposed or consummated acquisitions, and consultations concerning financial accounting and reporting standards.
Tax Fees
Fees for tax services totalled approximately $0.9 million in 2004 and approximately $2.2 million in 2003. Fees for tax services include tax compliance, tax planning and tax advice services.
All Other Fees
Fees for all other services not included above totalled approximately $0.4 million in 2004 and $0.4 million in 2003.
The Company has complied with applicable rules regulating the provision of non-audit services to the Company by its external auditor. All audit and non-audit services provided to the Company by Ernst & Young LLP have been pre-approved by the Audit and Risk Management Committee (the “Audit Committee”). The Audit Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the external auditor.
4.  Shareholder Proposals
Shareholder proposals that have been submitted for consideration at the Annual Meeting can be found in Appendix “A” of this Proxy Circular.
          8      MFC Proxy Circular

How to Vote
Q.  How can I vote?

A.	How you exercise your vote depends on whether you are a registered or non-registered shareholder.

You are a registered shareholder if your common shares of Manulife Financial Corporation (“Common Shares”) are registered in your name and:

1.	You have a share certificate; or

2.	You hold your shares through direct registration in the United States.

You are a non-registered shareholder if:

1.	You received a Share Ownership Statement when Manufacturers Life demutualized and have not requested a share certificate; or

2.	Your shares are registered in the name of an intermediary (for example, a bank, a trustee or a securities broker) or in the name of a depository of which the intermediary is a participant.

Please refer to the appropriate section for instructions on how to exercise your right to vote.
VOTING BY REGISTERED SHAREHOLDERS:
As a registered shareholder, you may vote in one of several ways:
1. Attend the Annual Meeting
You are entitled to attend the Meeting in person and cast your vote in person. To vote shares registered in the name of a corporation, the corporation must have submitted a properly executed proxy to CIBC Mellon authorizing you to do so.
or
2. By Proxy
If you do not plan to attend the Meeting in person, you may cast your vote by proxy in one of two ways:

(a)	You may authorize the management representatives of the Company named in the proxy form to vote your shares. You may convey your voting instructions:

•	By Internet (Worldwide) – Go to the web site indicated on the proxy form and follow the instructions;
•	By Telephone (North America) – Call the toll free number on the enclosed proxy form and follow the voice instructions;
•	By Mail (Worldwide) – Complete the enclosed proxy form in full, sign and return it in the envelope provided; or

(b)	You have the right to appoint some other person to attend the Meeting and vote your shares on your behalf. The proxy form is the only voting option by which a shareholder may appoint someone as proxy other than the management representatives named on the proxy form.
If you choose option (b), print your appointee’s name in the blank space on the enclosed proxy form and indicate how you would like your shares voted. Sign and return the completed proxy form in the envelope provided. Your votes can only be counted if your appointee attends the Meeting and votes on your behalf.
VOTING BY NON-REGISTERED SHAREHOLDERS:
If you are a non-registered shareholder who has requested Meeting materials, you will receive a package from an intermediary who holds your shares (for example, your broker) that will contain either:

•	A proxy registered as to the number of shares beneficially owned by you, but which is otherwise incomplete (the proxy form may be signed by the intermediary, but will be unsigned if you hold a Share Ownership Statement); or
•	A voting instruction form.
Carefully follow the instructions that accompany the proxy form or voting instruction form.
If you are a non-registered shareholder in Hong Kong or the Philippines and your shares are held by a broker, you may not receive a proxy form or a voting instruction form. You should contact your broker if you wish to vote.
As a non-registered shareholder, you may vote in one of two ways:
1. Attend the Annual Meeting

(a)	If you hold a Share Ownership Statement, simply attend the Meeting and vote;

(b)	If you have received a proxy form from your intermediary, insert your name in the blank space provided on the form. Sign the proxy form if it has not been signed by the intermediary. Return the completed proxy form in the enclosed envelope. When you arrive at the Meeting, you should advise the staff that you are a proxy appointee; or

(c)	If you have received a voting instruction form, follow the instructions on it.
or
2. By Proxy

(a)	If you hold a Share Ownership Statement and do not plan to attend the Meeting in person, you may vote by authorizing the management representatives of the Company named in the proxy form, or a person of your choice, to vote your shares. If you choose this option, refer to paragraph 2(a) or paragraph 2(b) under the heading “By Proxy” under “Voting by Registered Shareholders;”

(b)	If you received a proxy form from your intermediary and do not plan to attend the Meeting in person, you may vote by authorizing the management representatives of the Company named in the proxy form, or a person of your choice, to vote your shares. If you appoint someone other than the management representatives to vote your shares, your votes can only be counted if your appointee attends the Meeting and votes on your behalf. If you choose this option, complete, sign (if unsigned by the intermediary) and return the proxy form as instructed on the proxy form; or

(c)	If you have received a voting instruction form, follow the instructions on it.
To ensure that your vote is recorded, your proxy must be received by CIBC Mellon at its Toronto office no later than 5:00 p.m. (Toronto time) on May 3, 2005, or if the Meeting is adjourned, no later than 5:00 p.m. (Toronto time) on the second business day before the day to which the Meeting is adjourned.
MFC Proxy Circular       9

Q&A on Voting at the Annual Meeting
Q.  Am I entitled to vote?

A.	You are entitled to vote if you were a holder of Common Shares as of the close of business on March 16, 2005. Each Common Share is entitled to one vote except Common Shares that are beneficially owned by:

1.	The Government of Canada or a provincial government or any of their agencies; or

2.	The government of a foreign country or any political subdivision thereof or any of their agencies.

Q.	What if I acquire Common Shares after March 16, 2005?

A.	In order to vote Common Shares acquired after March 16, 2005, you must produce properly endorsed share certificates or otherwise establish that you own the shares. You must also request that your name be included on the list of shareholders entitled to vote no later than April 25, 2005 by contacting CIBC Mellon at the address in the Notice of Annual Meeting.
Q.  What am I voting on?

A.	You will be entitled to vote on resolutions relating to the election of Directors, the appointment of auditors and the shareholder proposals.

Q.	Who votes my shares and how will they be voted if I return a proxy form?

A.	By properly completing and returning a proxy form, you are authorizing the person named in the proxy to attend the Meeting and to vote your shares.

In connection with any ballot that may be called for, the shares represented by your proxy form must be voted or withheld from voting as you instruct in the form. If you properly complete and return your proxy form appointing management as your proxy, but do not specify how you wish the votes cast, your shares will be voted FOR the appointment of auditors, FOR the election of Directors nominated by management and AGAINST the shareholder proposals.
Q.  Can I revoke a proxy or voting instruction?

A.	If you are a registered shareholder and have voted by Internet or telephone, you may override your previous vote by voting again.

If you are a registered shareholder and have returned a proxy form, you may revoke it by:

1.	Completing and signing a proxy form bearing a later date, and delivering it to CIBC Mellon; or

2.	Delivering a written statement, signed by you or your authorized attorney to:

(a)	The Corporate Secretary of the Company at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5 at any time up to and including May 4, 2005, or the business day preceding the day to which the Meeting is adjourned; or

(b)	The Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or the day to which the Meeting is adjourned.

If you are a non-registered shareholder, you may revoke a proxy or voting instruction given to a nominee (for Share Ownership Statement holders) or an intermediary at any time by written notice to the nominee or intermediary, provided that the revocation is received on or before April 26, 2005.
Q.  Who is soliciting my proxy?

A.	Your proxy is being solicited on behalf of the management of the Company. The solicitation will be primarily by mail, but may also be made by telephone and in writing. The Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of such services, estimated at $75,000, would be paid by the Company.
Q.  How many Common Shares are outstanding?

A.	As at March 16, 2005, there were 808,062,465 Common Shares outstanding.

No person or company is known to beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than five per cent of the voting rights attached to any class of the shares of the Company.
Q.  Is my vote confidential?

A.	Your vote is confidential. Proxies are received, counted and tabulated independently by the Company’s transfer agent, CIBC Mellon, by the Company’s co-transfer agent in the United States, Mellon Investor Services LLC, or in Hong Kong and the Philippines by CIBC Mellon’s authorized agents. The Company’s transfer agents do not disclose individual shareholder votes to the Company and proxies are not referred to the Company unless a shareholder has made comments clearly intended for management. However, the Company’s transfer agents may, upon request, provide the Company with a status report on the total number of proxies received and the votes in respect of each item of business to be considered at the Meeting.
Q.  What if I have a question?

A.	If you have any questions regarding the Annual Meeting, please contact CIBC Mellon or the authorized agent nearest you:

Canada:	CIBC Mellon: 1-800-783-9495
United States:	Mellon Investor Services LLC: 1-800-249-7702
Hong Kong:	Computershare Hong Kong Investor Services Limited: Registered Shareholders: 011-852-2862-8628 Share Ownership Statement Holders: 011-852-2500-3201
Philippines:	The Hongkong and Shanghai Banking Corporation Limited (Philippines): 011-632-683-2685
          10      MFC Proxy Circular

Board of Directors
The following provides background information on the nominees proposed for election to the Board of Directors of the Company. All successful nominees for the Board of Directors are elected for a term of one year, expiring at the next Annual Meeting.

Arthur R. Sawchuk Age: 69 Residency: Toronto, Ontario, Canada Director Since(1): 1993 Common Shareholdings(2): Current: 22,000 2004: 22,000 DSUs(3): Current: 12,796 2004: 9,320 Stock Options: 5,000	Arthur Sawchuk is Chairman of the Board. Mr. Sawchuk retired from DuPont Canada Inc. as Executive Chairman. He also serves as a director of Manitoba Telecom Services Inc., Bowater Inc. and the Canadian Institute for Advanced Research. In the past five years, Mr. Sawchuk served as a director of the following publicly traded company: Trimac Corporation. Mr. Sawchuk chairs the Corporate Governance and Nominating Committee, is Vice-Chair of the Management Resources and Compensation Committee, and is a member of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

Dominic D’Alessandro Age: 58 Residency: Toronto, Ontario, Canada Director Since: 1994 Common Shareholdings: Current: 281,250 2004: 281,250 DSUs: Current: 277,572 2004: 208,849	Since Dominic D’Alessandro’s appointment as President and Chief Executive Officer in 1994, Manulife Financial has undergone a dramatic expansion of its operations and has emerged as one of the world’s leading life insurers. Mr. D’Alessandro is also very active in community affairs. In recognition of his achievements, Mr. D’Alessandro was voted Canada’s Most Respected CEO in 2004 by his peers and was named Canada’s Outstanding CEO for 2002. He was made an Officer of the Order of Canada in 2003. In the past five years, Mr. D’Alessandro served as a director of the following publicly traded companies: Hudson’s Bay Company and Trans Canada Pipelines.

Kevin E. Benson(4) Age: 58 Residency: Wheaton, Illinois, U.S.A. Director Since: 1995 Common Shareholdings: Current: 5,320 2004: 5,320 DSUs: Current: 9,932 2004: 6,734 Stock Options: 3,000	Kevin Benson is President and Chief Executive Officer and a director of Laidlaw International Inc., a transportation services company. He has previously served as President and Chief Executive Officer of The Insurance Corporation of British Columbia, as President of The Jim Pattison Group, and as President and Chief Executive Officer of Canadian Airlines. In the past five years, Mr. Benson served as a director of the following publicly traded companies: Canadian Airlines International and Swiss Airlines. Mr. Benson is a member of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

John M. Cassaday Age: 51 Residency: Toronto, Ontario, Canada Director Since: 1993 Common Shareholdings: Current: 20,000 2004: 20,000 DSUs: Current: 7,977 2004: 5,626 Stock Options: 3,000	John Cassaday is President and Chief Executive Officer of Corus Entertainment Inc. Corus is Canada’s leader in specialty television and radio and is a global leader in the production of children’s animation. He also serves as a director of Sysco Corporation and Masonite International Corporation. Mr. Cassaday is also Chairman of the Board of St. Michael’s Hospital. In the past five years, Mr. Cassaday served as a director of the following publicly traded company: Loblaw Companies Limited. Mr. Cassaday is a member of the Corporate Governance and Nominating Committee.

Lino J. Celeste Age: 67 Residency: Saint John, New Brunswick, Canada Director Since: 1994 Common Shareholdings: Current: 6,300 2004: 6,300 DSUs: Current: 4,291 2004: 2,998 Stock Options: 3,000	Lino Celeste is past Chairman of Aliant Inc., the merged Atlantic Provinces Telephone Companies. Prior to assuming the Chairmanship, Mr. Celeste was President and Chief Executive Officer of NBTel. He also serves as a director of NB Power and as Chairman of the Greater Saint John Community Foundation, a charitable organization. In the past five years, Mr. Celeste did not serve as a director of any other publicly traded company. Mr. Celeste is a member of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

MFC Proxy Circular       11

Gail C.A. Cook-Bennett(5) Age: 64 Residency: Toronto, Ontario, Canada Director Since: 1978 Common Shareholdings: Current: 7,500 2004: 7,500 DSUs: Current: 4,023 2004: 2,847 Stock Options: 3,000	Gail Cook-Bennett is Chairperson of the Canada Pension Plan Investment Board. She also serves as a director of Petro-Canada and Emera Inc. Dr. Cook-Bennett has been a professor at the University of Toronto, a director of the Bank of Canada, a member of the Trilateral Commission and an active volunteer in several organizations. She is a Fellow of the Institute of Corporate Directors. In the past five years, Dr. Cook-Bennett served as a director of the following publicly traded company: Transcontinental Inc. Dr. Cook-Bennett is a member of the Management Resources and Compensation Committee.

Thomas P. d’Aquino(6) Age: 64 Residency: Rockcliffe Park, Ottawa, Ontario, Canada Common Shareholdings: Current: 1,800	Thomas d’Aquino is Chief Executive and President of the Canadian Council of Chief Executives (“CCCE”), a research and advocacy group composed of 150 chief executives of Canada’s leading enterprises. He has served as a Special Assistant to the Prime Minister of Canada and as the founder and chief executive of Intercounsel Limited, a firm specializing in the execution of domestic and international business transactions and in advising chief executives on public policy strategies. He also served as an international trade lawyer and as an Adjunct Professor of Law lecturing on the law of international business transactions, trade and the regulation of multinational enterprise. Mr. d’Aquino is active on numerous non-profit boards and advisory committees both nationally and internationally. He is Chair of the CCCE’s North American Security and Prosperity Initiative and has spearheaded past CCCE task forces on competitiveness, taxation, international trade, the environment and corporate governance. He is currently Chair of Lawrence National Centre for Policy and Management at the Richard Ivey School of Business and he also chairs The National Gallery of Canada Foundation. In the past five years, Mr. d’Aquino did not serve as a director of any publicly traded company.

Richard B. DeWolfe(7) Age: 61 Residency: Westwood, Massachusetts, U.S.A. Director Since: 2004 Common Shareholdings: Current: 5,058 DSUs: Current: 2,280 Stock Options: 17,779	Richard DeWolfe is Managing Partner of DeWolfe & Company, LLC, a real estate consulting firm. He is also a director of The Boston Foundation; Trustee of Boston University; Trustee of the 17136 Marine Biological Laboratory, Woods Hole, MA and a director of The National Conference for Community and Justice. He was formerly Chairman and CEO of The DeWolfe Companies, Inc., the largest homeownership organization in New England, which was listed on the American Stock Exchange and acquired by Cendant Corporation in 2002. Mr. DeWolfe was formerly Chairman and Founder of Reliance Relocations Services, Inc. (“RELO”) and was formerly Chairman of the Board of Trustees, Boston University. In the past five years, Mr. DeWolfe served as a director of the following publicly traded companies: John Hancock Financial Services, Inc. and Response USA, Inc. Mr. DeWolfe is a member of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

Robert E. Dineen, Jr. Age: 64 Residency: New York, New York, U.S.A. Director Since: 1999 Common Shareholdings: Current: 14,500 2004: 14,500 DSUs: Current: 12,482 2004: 9,150 Stock Options: 3,000	Robert Dineen is a Partner of Shearman & Sterling LLP, a leading international law firm headquartered in New York, specializing in complex, cross-border financial transactions. He also serves as a director of Nova Chemicals Corporation. In the past five years, Mr. Dineen did not serve as a director of any other publicly traded company. Mr. Dineen is a member of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

          12      MFC Proxy Circular

Pierre Y. Ducros Age: 65 Residency: Outremont, Quebec, Canada Director Since: 1999 Common Shareholdings: Current: 27,800 2004: 27,800 DSUs: Current: 8,633 2004: 6,205 Stock Options: 3,000	Pierre Ducros is President, P. Ducros & Associates Inc. in Montréal. Previously, he was Chairman, President and Chief Executive Officer of DMR Group Inc. and Vice-Chairman of the Task Force on The Future of The Canadian Financial Services Sector (MacKay Task Force). Mr. Ducros also serves as a director of Emergis Inc., Cognos Incorporated, Nstein Technologies Inc., and eNGENUITY Technologies Inc. In the past five years, Mr. Ducros served as a director of the following publicly traded companies: Alliance Atlantis Communications Inc., BAE Systems Canada Inc. and NovAtel Inc. Mr. Ducros is a member of the Corporate Governance and Nominating Committee.

Allister P. Graham(8) Age: 68 Residency: Toronto, Ontario, Canada Director Since: 1996 Common Shareholdings: Current: 25,224 2004: 25,224 DSUs: Current: 8,269 2004: 5,815 Stock Options: 3,000	Allister Graham is the former Chairman and Chief Executive Officer of The Oshawa Group Limited. Currently, he serves as the Chairman of Nash Finch Company, a U.S. wholesale/ retail food distributor. Mr. Graham is also a trustee of the Associated Brands Income Trust. He is a previous Chairman of the Retail Council of Canada and Food Distributors International of Washington, D.C. In the past five years, Mr. Graham served as a director of the following publicly traded company: Dylex Ltd. Mr. Graham is a member of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

Thomas E. Kierans(5)(9) Age: 64 Residency: Toronto, Ontario, Canada Director Since: 1990 Common Shareholdings: Current: 30,681 2004: 30,681 Stock Options: 3,000	Thomas Kierans is Chairman of CSI-Global Education Inc., a for-profit financial education institution. Before assuming this position he was the Chairman of The Canadian Institute for Advanced Research in Toronto. Mr. Kierans has also been President and Chief Executive Officer of the C.D. Howe Institute and President of McLeod Young Weir Limited (later ScotiaMcLeod Inc.). Mr. Kierans is also Chairman of the Board of the Toronto International Leadership Centre for Financial Sector Supervision and also of The Canadian Journalism Foundation. He serves as a director and advisor to several other companies, including BCE Inc., Bell Canada and Petro-Canada. In the past five years, Mr. Kierans served as a director of the following publicly traded companies: First Marathon Inc., Inmet Mining Corporation, IPSCO Inc., Teleglobe Inc. and Moore Corporation Limited. Mr. Kierans chairs the Audit and Risk Management Committee and the Conduct Review and Ethics Committee and is a member of the Corporate Governance and Nominating Committee.

Lorna R. Marsden Age: 63 Residency: Toronto, Ontario, Canada Director Since: 1995 Common Shareholdings: Current: 19,332 2004: 19,332 DSUs: Current: 4,047 2004: 2,837 Stock Options: 3,000	Lorna Marsden is President and Vice Chancellor and a member of the Board of Governors of York University. A former member of the Senate of Canada, she serves as a director of several Canadian companies. Dr. Marsden is also active in non-profit organizations including Canada World Youth. In the past five years, Dr. Marsden served as a director of the following publicly traded company: Westcoast Energy Inc. Dr. Marsden is a member of the Management Resources and Compensation Committee.

Hugh W. Sloan, Jr. Age: 64 Residency: Bloomfield Village, Michigan, U.S.A. Director Since: 1985 Common Shareholdings: Current: 7,210 2004: 7,210 DSUs: Current: 6,622 2004: 4,875 Stock Options: 3,000	Hugh Sloan is Deputy Chairman of the Woodbridge Foam Corporation, a manufacturer of foam products. Mr. Sloan serves as a director of a number of Canadian and American corporate, community and charitable organizations, including Wescast Industries Inc. and Virtek Vision International Inc. He is a former Staff Assistant to President Richard Nixon and a former Trustee of Princeton University. In the past five years, Mr. Sloan did not serve as a director of any other publicly traded company. Mr. Sloan chairs the Management Resources and Compensation Committee and is a member of the Corporate Governance and Nominating Committee.

MFC Proxy Circular       13

Gordon G. Thiessen Age: 66 Residency: Ottawa, Ontario, Canada Director Since: 2002 DSUs: Current: 7,034 2004: 4,593 Stock Options: 3,000	Gordon Thiessen joined the Board following a distinguished career with the Bank of Canada that began in 1963 and culminated in a seven-year term as the Bank’s Governor. He is Chairman of the Canadian Public Accountability Board, the oversight body for the auditing profession in Canada. Mr. Thiessen also serves as a director of IPSCO Inc. and the Institute for Research on Public Policy. In the past five years, Mr. Thiessen did not serve as a director of any other publicly traded company. Mr. Thiessen is a member of the Management Resources and Compensation Committee.

Michael H. Wilson Age: 67 Residency: Toronto, Ontario, Canada Director Since: 1995 Common Shareholdings: Current: 25,000 2004: 25,000 DSUs: Current: 8,242 2004: 5,845 Stock Options: 3,000	Michael Wilson is Chairman of UBS Canada, an investment firm. Prior to July 2000, Mr. Wilson was Vice-Chairman and a director of RBC Dominion Securities Inc. in Toronto. He has been the Federal Minister for Finance, Industry, Science & Technology, and International Trade in the Government of Canada. Mr. Wilson also serves as a director of BP p.l.c. He is Chairman of Neuroscience Canada Foundation, Canadian Coalition for Good Governance and was Chairman of the Mental Health Implementation Task Force for Toronto and Peel. In the past five years, Mr. Wilson served as a director of the following publicly traded companies: Inscape Corporation and Rio Algom Ltd. He was also a trustee of ACS Trust. Mr. Wilson is a member of the Management Resources and Compensation Committee.

(1)	“Director Since” prior to 1999, refers to the year the Director was first elected to the Board of Manufacturers Life. When Manufacturers Life demutualized, it became a wholly owned subsidiary of the Company.
(2)	“Common Shareholdings” refers to the number of Common Shares over which control or direction is exercised by the Director, as at March 16, 2005 and March 10, 2004, respectively.
(3)	“DSUs” refers to the number of deferred share units held by the Director as at March 16, 2005 and March 10, 2004, respectively.
(4)	Kevin E. Benson was President and Chief Executive Officer of Canadian Airlines International (“CAI”) prior to March 2000. CAI initiated proceedings under the Companies Creditors Arrangement Act (“CCAA”) and applicable bankruptcy protection statutes in the United States on March 24, 2000.
(5)	Gail C.A. Cook-Bennett and Thomas E. Kierans also serve together on the board of Petro-Canada.
(6)	Thomas P. d’Aquino will be a nominee as a Director for the first time on May 5, 2005.
(7)	Richard B. DeWolfe was granted stock options under the John Hancock Non-Employee Directors’ Long-Term Incentive Plan, which were converted into stock options of the Company following the merger with John Hancock. For more information on the John Hancock Plans, see the section “Mid-Term and Long-Term Incentives Relating to the Merger.” Mr. DeWolfe was a director of Response USA, Inc. (“Response”) until October 2000. In May of 2001, Response commenced proceedings under applicable bankruptcy statutes in the United States.
(8)	Allister P. Graham was a director of Dylex Limited (“Dylex”) until May 2001. In August 2001 Dylex initiated proceedings under CCAA and certain creditors filed petitions in bankruptcy. In September 2001 a receiving order was made against Dylex and a trustee in bankruptcy was appointed.
(9)	Thomas E. Kierans was a director of Teleglobe Inc. (“Teleglobe”) until April 23, 2002. On May 15, 2002, Teleglobe announced that it had obtained creditor protection under the CCAA and that it had initiated ancillary filings in the United States and the United Kingdom.
Shareholdings of Board Members and Senior Officers(1) as at March 16, 2005

•	Equity participation in the Company by Directors: 100%

•	Total number of Common Shares held by:

•	All Directors 497,175

•	All non-employee Directors 215,925

•	Senior Officers 728,767

•	Total number of DSUs held by:

•	All Directors 374,200

•	All non-employee Directors 96,628

•	Senior Officers 886,491

•	Total value(2) of Common Shares and DSUs held by:

•	All Directors $50,278,337.50

•	All non-employee Directors $18,034,308.10

•	Senior Officers $93,200,386.60

(1)	“Senior Officers” include the President and Chief Executive Officer, Senior Executive Vice Presidents and Executive Vice Presidents of the Company, and any Senior Vice President or Vice President who is in charge of a principal business unit of the Company or has access to material information of the Company before it is publicly disclosed.
(2)	Values are based on the closing price of Common Shares on the Toronto Stock Exchange (the “TSX”) as at March 16, 2005: $57.70.
          14      MFC Proxy Circular

Board of Directors Meetings Held and Attendance of Directors
The information presented below reflects Board and Committee meetings held and attendance of Directors for the year ended December 31, 2004. Attendance is a critical element for Directors to perform their duties and responsibilities. The Company’s policy is that Directors attend all meetings of the Board and of Committees on which they sit, unless circumstances make it impossible to do so. It is anticipated that all Directors will be in attendance at the upcoming Annual Meeting.
Summary of Board and Committee Meetings Held

Board of Directors		9
(a)	Corporate Governance and Nominating Committee (the “Governance Committee”)	4
(b)	Management Resources and Compensation Committee (the “Compensation Committee”)	7
(c)	Audit Committee	7
(d)	Conduct Review and Ethics Committee (the “Ethics Committee”)	2
(e)	Joint Meetings of the Governance Committee and the Compensation Committee (the “Joint Committee”)(1)	1
Summary of Attendance of Directors

	Board Meetings	Committee Meetings
Director	Attended	Attended

Arthur R. Sawchuk(a – Chair, b – Vice Chair, c, d, e – Co-Chair) (Chair of the Board)	9 of 9	21 of 21
Dominic D’Alessandro(2)	9 of 9	18
Kevin E. Benson(c, d)	8 of 9	7 of 9
John M. Cassaday(a, e)	9 of 9	5 of 5
Lino J. Celeste(c, d)	9 of 9	9 of 9
Gail C.A. Cook-Bennett(b, e)(3)	9 of 9	5 of 8
David F. D’Alessandro(2)(4)	5 of 6	0
Richard B. DeWolfe(c, d)(5)	6 of 6	7 of 7
Robert E. Dineen, Jr.(c, d)	9 of 9	9 of 9
Pierre Y. Ducros(a, e)	9 of 9	5 of 5
Allister P. Graham(c, d)	9 of 9	9 of 9
Thomas E. Kierans(a, c – Chair, d – Chair)(3)(6)	7 of 9	8 of 11
Lorna R. Marsden(b, e)	9 of 9	8 of 8
Hugh W. Sloan, Jr.(a, b – Chair, e – Co-Chair)	8 of 9	10 of 12
Gordon G. Thiessen(b, e)	9 of 9	7 of 8
Michael H. Wilson(b, e)	9 of 9	7 of 8

(1)	In preparation for the merger with John Hancock, a Joint Committee was struck of the Governance Committee and Compensation Committee, to review the Company’s approach to compensation and retention for the President and Chief Executive Officer and most senior officers.
(2)	Directors who are not independent are not members of any Committee of the Board, but may attend Committee meetings at the invitation of the Chair of the Committee.
(3)	Due to the merger with John Hancock, the Company rescheduled the meeting dates for the Compensation Committee, thereby creating a conflict for Dr. Cook-Bennett with another board that she chairs. Mr. Kierans missed meetings due to illness.
(4)	Effective April 28, 2004, Mr. David F. D’Alessandro joined the Board. Under New York Stock Exchange Rules and proposed Canadian Securities Administrators Guidelines, Mr. D’Alessandro sat as a non-independent Director until his resignation on March 1, 2005.
(5)	Effective April 29, 2004, Mr. DeWolfe joined the Board and the Audit and Ethics Committees.
(6)	Effective April 29, 2004, Mr. Kierans joined the Governance Committee.
MFC Proxy Circular       15

Statement of Corporate Governance Practices
The Company’s corporate governance practices meet or exceed the standards set out in the Insurance Companies Act (Canada) (the “Act”), the Toronto Stock Exchange Guidelines for Improved Corporate Governance in Canada (the “TSX Guidelines”), and comply with the requirements of SOX and any SEC rules thereunder, the domestic issuer standards of the New York Stock Exchange Corporate Governance Rules (the “NYSE Rules”) and Canadian Securities Administrators Multilateral Instruments 52-109 and 52-110 (“CSA Instruments”).
There are no differences between the Company’s corporate governance practices and the domestic issuer requirements of the NYSE Rules. The Company also complies with the recently proposed corporate governance guidelines and corporate governance disclosure requirements recommended by Canadian Securities Administrators under National Policy 58-201 and National Instrument 58-101 (“CSA Guidelines”).
The following Statement of Corporate Governance Practices outlines the Company’s approach to governance and, where appropriate, highlights achievements in developing the Company’s corporate governance program.

Guideline	Manulife Financial Practice

Mandate of the Board of Directors Insurance Companies Act TSX Guidelines NYSE Rules CSA Guidelines	The Board of Directors of the Company is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board’s general responsibilities are set out in this Board Mandate, and are communicated to Directors through the Company’s Directors’ Manual: Duties and Responsibilities of the Board of Directors of Manulife Financial. The Mandate of the Board is:

 1. Understanding and meeting the duties and performance standards expected of the Board and each Director under (i) the Company’s governing statute, the Act, (ii) other applicable statutes and regulatory regimes, and (iii) the expectations of shareholders and stakeholders of the Company;

 2. Adopting and annually approving a strategic planning process for the Company under which the Board reviews (i) the opportunities and risks of the Company’s businesses, (ii) the operational structure of the Company and its subsidiaries, including through review of the Company’s lines of business, and (iii) frequent input from management on the continuing development of and the Company’s performance against the strategic plan;

 3. Monitoring appropriate procedures for identifying the principal risks of the Company’s business, implementing appropriate systems to address these risks, and receiving frequent updates on the status of risk management activities and initiatives;

 4. Supervising the succession planning processes at the Company, including the selection, appointment, development, evaluation and compensation of the Chair of the Board, the Chief Executive Officer (“CEO”) and the senior management team;

 5. Creating a culture of integrity throughout the Company, with specific emphasis on review of the CEO and other executive officers of the Company, and promoting that culture of integrity both through the actions of the Board and its individual Directors and through the Board’s interaction with, and expectations of, management;

 6. Ensuring the integrity of the Company’s internal controls and management information systems by establishing appropriate internal and external audit and control systems and by receiving frequent updates on the status of those systems;

 7. Considering and approving all Company activities related to major capital expenditures, raising capital, allocation of resources to the Company’s lines of business, organizational restructurings and other major financial activities as set out in the Company’s Administrative Resolutions and Investment Policy;

 8. Regularly reviewing the Company’s Disclosure Policy and approving all material disclosure items prior to disclosure in accordance with the Disclosure Policy;

 9. Monitoring and overseeing the recruitment and training of senior management and the general development of the Company’s human resources;

10. Overseeing the development of the Company’s approach to corporate governance;

11. Developing and communicating the Board’s expectations to individual Directors as they are updated and refined; and

12. Receiving feedback from stakeholders via shareholder proposals, communications to the non-management group of Directors (which may be sent to the independent Chair of the Board in care of the Corporate Secretary) and review of any concerns received under the Protocol for Receipt and Treatment of Complaints and Employee Concerns.

          16      MFC Proxy Circular

Guideline	Manulife Financial Practice

The Board’s independence is fundamental to its stewardship role and its effectiveness TSX Guidelines NYSE Rules CSA Guidelines	The key to fulfilling its oversight role is the Board’s independence. All but one member of the current Board is “unrelated” under Section 473(3) of the TSX Guidelines and independent under Section 2 of the NYSE Rules, Section 301 of SOX and Section 1.2 of the CSA Guideline. Dominic D’Alessandro, the Company’s President and CEO is not unrelated or independent. The Board has determined that no other Director is in a relationship with the Company that would cause the Director to lose his or her status as unrelated or independent.

Membership standards for Board Committees have been developed TSX Guidelines NYSE Rules CSA Instruments CSA Guidelines	The Board relies heavily on its Committees to fulfill its mandate and meet its responsibilities. Committees of the Board allow Directors to share responsibility and devote the necessary resources to a particular area or issue.

All Committees of the Board are comprised solely of unrelated and independent Directors. Each standing Committee has a written Charter setting out its mandate. These Charters are available on the Company’s web site at www.manulife.com or by writing to the Company’s Corporate Secretary.

All Committees prepare annual objectives, plans and agendas. A scorecard of each Committee’s compliance with its Charter is available on the Company’s web site. Each Committee is required to report and seek approvals as required from the Board after each of its meetings. Committees meet without any members of management present (“in camera”) at each meeting.

The Board has established the Governance Committee to oversee nominating duties Insurance Companies Act TSX Guidelines NYSE Rules CSA Guidelines	Working with the Governance Committee and approved by the Board, the Chair is charged with developing an analytical framework for assessing desired competencies, expertise, skills, background and personal qualities that should be sought in new members of the Board.

The Chair maintains a list of candidates for the Board and is responsible for approaching Board candidates. Candidates meet with the Chair and the CEO prior to nomination or appointment to review expected contributions and commitment requirements.

The Board will consider a nomination of a candidate for the Company’s Board of Directors from a shareholder that is properly submitted under the Act. A proper nomination must be submitted by shareholder proposal that is signed by the holders of shares representing in aggregate not less than five per cent of the shares of the Company entitled to vote at the meeting to which the proposal is being submitted.

The Governance Committee has established a process for review of the Board, its Committees and individual Directors TSX Guidelines NYSE Rules CSA Guidelines	The Governance Committee conducts annual, formal evaluations of the Board, the Chair and Board Committees and immediately reviews the impact of any change in a Director’s principal occupation or country of residency. The extensive evaluation process consists of a written Board Effectiveness Survey and presentation of the consolidated results, with suggested areas for improvement, to the Governance Committee and to the Board. Evaluation of the contributions of individual Directors consists of the completion of a written self-assessment survey and one-on-one follow-up meetings with the Chair. It is the ongoing contribution of Directors that determines their suitability for Board membership.

The CEO’s performance is evaluated separately. The Governance Committee conducts an annual, formal performance review of the CEO, and working with the CEO sets financial and non-financial objectives for the coming year, which are in turn approved by the Board. The CEO’s performance is evaluated based on these objectives and on the Company’s performance.

As part of the Board renewal process, the Governance Committee reviews the overall size and operation of the Board and its Committees to ensure that they operate effectively. The Governance Committee also annually determines that a Director’s ability to serve the Company is not impaired by additional obligations or by changes in his or her principal occupation or country of residency. The Board has established a normal retirement age of 72.

The Board has developed orientation and education programs for Directors TSX Guidelines CSA Guidelines	The Company provides an orientation program for new Directors, as well as an ongoing continuing education program for all Directors. As part of the program, Directors’ seminars, divisional presentations to the Board and on-site visits to the Company’s operations, help Directors better understand the Company’s strategies, operations and the external business and the competitive environment in which the Company operates.

The Board has a process for review of Director compensation TSX Guidelines NYSE Rules CSA Guidelines	The Board, with the assistance of the Governance Committee and independent external advisors, undertakes a biennial review of Director compensation to ensure that it meets the objective of properly aligning the interests of Directors with the long-term interests of the Company.

Directors are required to hold an equity position in the Company having a minimum value of $300,000 within five years of joining the Board. Common and Preferred Shares of the Company and DSUs are considered equity for this purpose, while stock options are not.

No stock options were granted in 2003 or 2004 to non-employee Directors and in 2004, the Board of Directors resolved to permanently discontinue stock option grants to non-employee Directors.

MFC Proxy Circular       17

Guideline	Manulife Financial Practice

The Board oversees the development of the Company’s approach to governance TSX Guidelines NYSE Rules CSA Guidelines	The Governance Committee is responsible for assisting the Board in overseeing the Company’s corporate governance program. The Governance Committee recommends governance policies, practices and procedures to the Board for consideration and approval. The Governance Committee regularly reviews its structures, mandates and composition, and annually approves the Company’s Statement of Corporate Governance Practices.

Independence of the Chair of the Board TSX Guidelines NYSE Rules CSA Guidelines	The positions of Chair and CEO are separate. It is the Company’s policy that the Chair be an unrelated and independent Director. The current Chair, Mr. Arthur Sawchuk, is unrelated and independent and has never been an employee of the Company. The Chair’s mandate is to ensure that the Board carries out its responsibilities effectively and separately from management.

Position descriptions for the Chair, Committee Chairs, the CEO and individual Directors have been developed TSX Guidelines NYSE Rules CSA Guidelines	Position descriptions outlining the accountabilities for the Chair, the Chair of Board Committees, the CEO, the Board of Directors and individual Directors can be found on the Corporate Governance page of the Company’s web site or can be obtained by contacting the Corporate Secretary.

The Charter of the Board of Directors can also be found on the Corporate Governance page of the Company’s web site and is available on request from the Corporate Secretary.

Audit Committee standards have been developed Insurance Companies Act TSX Guidelines NYSE Rules SOX CSA Instruments	As with all other Committees, the Audit Committee is comprised entirely of unrelated and independent Directors. In addition, the Board has reviewed the membership of the Audit Committee and has determined that no member serves on more than three other audit committees of publicly traded companies and that no member’s ability to serve the Audit Committee is impaired in any way.

Financial statements are presented for review by the Audit Committee at meetings scheduled prior to Board meetings. The Audit Committee provides a report and recommendation to the Board with respect to all financial disclosure of the Company.

The Audit Committee reviews all requests for proposed audit or permitted non-audit services to be provided by the Company’s independent auditor under the Audit Committee’s Protocol for Approval of Audit and Permitted Non-Audit Services. Under this Protocol, the Audit Committee annually reviews and pre-approves recurring audit and non-audit services that are identifiable for the coming year. This Protocol also requires that any audit or non-audit services that are proposed during the year be approved by the Audit Committee, or by a member of the Audit Committee appointed by the Audit Committee.

The Board reviews annually the membership of the Audit Committee to confirm that all members are financially literate, as required by the TSX Guidelines, the CSA Instruments and the NYSE Rules, and that at least one member can be designated as a financial expert, as required by SOX. Accordingly, the Board has reviewed the Audit Committee membership and determined that all members are financially literate and that all members possess the necessary qualifications to be designated as Audit Committee Financial Experts.

The Audit Committee has direct communication, including in camera meetings, with the internal auditor, the independent auditor, the Appointed Actuary and with the Company’s principal regulator, the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”).

Considering the Company’s principal risks, risk management and internal controls TSX Guidelines NYSE Rules SOX CSA Instruments CSA Guidelines	The Board considers all principal risks facing the Company, as well as the measures either proposed or already implemented to manage these risks. The Audit Committee ensures that comprehensive risk management policies and processes, internal controls and management information systems are in place and refreshed regularly to mitigate the Company’s exposures.

The Board has established an Ethics Committee Insurance Companies Act CSA Guidelines	Proper business ethics is a cornerstone of good corporate governance. The Ethics Committee oversees items such as conflicts of interest, related party transactions and confidential information. The mandate of the Ethics Committee includes an annual review of the Company’s Code of Business Conduct and Ethics (“Code”) and a review of the Company’s compliance with legal requirements.

          18      MFC Proxy Circular

Guideline	Manulife Financial Practice

The Board has established a Compensation Committee TSX Guidelines NYSE Rules CSA Guidelines	A fundamental aspect of the stewardship role of the Board is ensuring that an effective and talented management team runs the Company. To further this goal, the Board has established the Compensation Committee to oversee the Company’s global human resources strategy, with the objective of acquiring the best mix of talents for the Company.

The Compensation Committee’s main goal is to approve the appointment of and provide proper development, compensation and review of senior management. The Compensation Committee approves the annual performance assessment and compensation of senior executives, excluding the CEO. The annual performance assessment and compensation review of the CEO is performed by the Governance Committee.

The Company allows retention of outside advisors by Directors TSX Guidelines NYSE Rules CSA Instruments CSA Guidelines	The Board and its Committees may retain outside advisors at the Company’s expense as they deem necessary, and the Governance, Compensation and Audit Committees did so in 2004. Individual Directors may also retain outside advisors, at the Company’s expense, to provide advice on any matter before the Board or a Board Committee, with the approval of the Governance Committee.

Meetings of non-management Directors NYSE Rules CSA Guidelines	Each meeting of the Board and of its Committees is followed by an in camera meeting, at which the independent Chair of the Board or one of the Committees of the Board acts as Chair. Shareholders wishing to contact non-management Directors of the Company may write to the Chair of the Board, in care of the Corporate Secretary, at the head office of the Company.

The Board has approved a Code of Business Conduct and Ethics NYSE Rules SOX CSA Guidelines	The Company has established and circulated the Code, which covers all persons who act on behalf of the Company, including Directors. The Code complies with the requirements of the NYSE Rules, the SEC Rules and the CSA Guidelines. The Code is available on the Company’s web site. The Board reviews the Code annually with the assistance of the Ethics Committee. All employees of the Company, including the CEO and Board of Directors, periodically sign an acknowledgement confirming their commitment to the Code.

The CEO and CFO certify Financial Statements NYSE Rules SOX CSA Instruments	The CEO and Chief Financial Officer certify the annual financial statements as required by SOX and certify quarterly financial statements as required by the CSA Instruments. The CEO will also provide an annual certification to the NYSE stating that the CEO is not aware of any violations of the governance requirements in the NYSE Rules. The Company will submit written affirmations as required by the NYSE Rules.

The Company’s stakeholder communication initiatives	Policies have been established relating to the treatment and disclosure of information about the Company on a timely, accurate, understandable and broadly disseminated basis. Information relating to the Company is reviewed by a group that includes the Legal, Investor Relations (“IR”) and Corporate Communications departments and senior management and others as required, for a determination of materiality and, if appropriate, public disclosure.

The Company has reviewed its disclosure policies and practices to ensure full, fair and timely disclosure of information. The Company shares information with individual shareholders, institutional investors and financial analysts through its IR department, and to the media and employees through its Corporate Communications department. The IR department reports at each Board meeting on share performance, issues raised by shareholders and analysts, the Company’s institutional shareholder base, and a summary of recent IR activities.

The Company’s web site www.manulife.com features web casts of the quarterly investor conference calls and presentations made by senior management to the investment community, as well as annual reports and other investor information. Shareholders can access voting results of all shareholder votes at the Company’s web site or at www.sedar.com.

MFC Proxy Circular       19

Report of the Corporate Governance and Nominating Committee
The Board believes that its principal responsibility is to supervise the management of the business and affairs of the Company and to ensure that management always conducts itself in a manner that is consistent with the best interests of the Company.
The Board is separate from management. The Board oversees the strategic direction of the Company, its financial condition, opportunities and risks, and ensures good and effective corporate governance processes. In the performance of its role, the Board is responsible for hiring, retaining and overseeing senior executives, with particular emphasis on the CEO.
The Board addresses its responsibility for the effective operation of the Company and proper monitoring through ongoing communication with and review of management.
By doing these things well and focusing on its own continuous improvement, the Board seeks to enhance long-term shareholder value, while taking into account the interests of all stakeholders of the Company. Maintaining high standards requires the Board and the Governance Committee to be diligent and proactive on a continuous basis in furthering, developing and reviewing its corporate governance policies and practices and benchmarking them against domestic and international standards.
The Governance Committee meets the independence requirements prescribed in applicable laws and rules of the securities regulators to which the Company is subject and of the stock exchanges on which the Company’s securities are listed. The independent, non-employee Chair of the Board chairs the Governance Committee. The Governance Committee oversees the Company’s corporate governance processes, including the effectiveness of the Board and its Committees, and the contributions of individual Directors. The Board is responsible for overseeing the recruitment and development of outstanding and committed Board members.
In fulfilling its mandate in 2004, the Governance Committee focused on the following measures:

•	Completed the annual formal Board Effectiveness Survey, including assessments of the Board, the Board Committees and the contributions of individual Directors. The results of the Survey demonstrate a high degree of satisfaction with the Board’s performance and that of its Committees for 2004.
The Survey emphasized identification of potential areas of improvement. Three key areas were highlighted:

•	The annual Board evaluation process. The process requires a great deal of Director involvement over a considerable period of time. Combined with new compliance requirements, governance in its broad sense has become a time- consuming enterprise. In 2005, the Board will be looking at ways of streamlining and vitalizing this important process;

•	Oversight of management development and succession is one of the key roles performed by the Board, especially given the continued growth of the Company. The integration with John Hancock has significantly increased the Company’s talent pool, which requires the Board to focus attention on identifying and familiarizing itself with high potential staff, increasing talent development, managing people effectively and succession planning, including executives below the senior executive level. This will be a priority for 2005; and

•	Presentations by management to the Board. Efforts will be made in 2005 to effectively and efficiently focus on the key opportunities and challenges of the Company’s businesses to allow more time for discussion with management, thus increasing the effectiveness of Board deliberations.

•	Identified and recommended to the Board a new candidate to stand for election at the Annual Meeting;

•	Recommended to the Board that if there is a change in a Director’s principal occupation or country of residency, the Director shall offer his or her resignation to the Chair of the Board. The Chair shall then deliberate with the Governance Committee on the appropriate course of action;

•	Formed a joint committee with the Compensation Committee and engaged Mercer Human Resources Consulting, a recognized, independent external consultant to review executive compensation, with special emphasis on the CEO’s compensation and employment agreement, in light of the merger with John Hancock and made recommendations to the Board on these matters. The Joint Committee also prepared a new employment contract for the Company’s President and CEO that reflects the employment practices in the CEO peer group. The new employment contract came into effect on April 28, 2004 and will remain in effect until December 31, 2008;

•	Recommended to the Board, further to the Board’s decision made in 2003, a resolution to permanently discontinue stock option grants to non-employee Directors;

•	Recommended to the Board that quorum requirements for the Board of Directors and its Committees be increased to a majority of members;

•	Recommended to the Board that the Board establish a normal retirement age of 72;

•	Reviewed the size and composition of the Board to ensure that the Board continues to have the appropriate expertise and background so that it can properly exercise its oversight responsibilities;

•	Completed a review of the Board Committee structure and composition that resulted in a membership increase for three Committees and required each Committee Chair to be a member of the Governance Committee;

•	Reviewed criteria for the selection of new Board members, including a review of the skills, expertise, backgrounds, independence and qualifications of existing Directors in relation to the current needs of the Company;

•	Reviewed position descriptions for the Chair of the Board, Chairs of the Committees, the CEO and individual Directors;

•	Assessed the Board’s relationship with management; and

•	Monitored corporate governance developments and made recommendations to the Board on improvements to the Company’s corporate governance processes.
The Corporate Governance and Nominating Committee reviewed its performance and is satisfied with the appropriateness of its mandate and that the Committee met the terms of its Charter in 2004. A Scorecard of the Governance Committee’s compliance with its Charter can be found at www.manulife.com.
Signed,

Arthur R. Sawchuk (Chair) John M. Cassaday Pierre Y. Ducros	Thomas E. Kierans Hugh W. Sloan, Jr.
          20      MFC Proxy Circular

Report of the Audit and Risk Management Committee
The Board has delegated to the Audit and Risk Management Committee responsibility for assisting the Board in its oversight role with respect to the quality and integrity of financial information, reporting disclosure, risk management, the performance, qualifications and independence of the external auditor, the performance of the internal audit function, and legal and regulatory compliance. The Audit Committee meets in camera with the independent auditor, internal auditor and Appointed Actuary to review management’s financial stewardship.
The Audit Committee meets the independence requirements prescribed in applicable laws and rules of the securities regulators to which the Company is subject and of the stock exchanges on which the Company’s securities are listed. The Audit Committee has reviewed its membership and determined that all members are financially literate and have financial expertise as required by the TSX Guidelines, the CSA Instruments and NYSE Rules. The Board has also determined that Messrs. Benson, Celeste, DeWolfe, Dineen, Graham, Kierans and Sawchuk have the necessary qualifications to be designated as financial experts under SOX.
In fulfilling its mandate in 2004, the Audit Committee:

•	Reviewed and discussed with management and the independent auditor the audited annual financial statements;

•	Discussed with the independent auditor all matters required to be discussed by professional auditing guidelines and standards in Canada and the United States, including the independent auditor’s independence; and

•	Received the written disclosures from the independent auditor recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States.
Based on this information, the Audit Committee recommended to the Board that the 2004 audited financial statements be approved and included in the Annual Report. The Audit Committee also took the following measures:
Independent Auditor

•	Reviewed the performance of the independent auditor and recommended reappointment of the independent auditor for shareholders’ approval;

•	Reviewed the independence and qualification of the independent auditor, based on the independent auditor’s disclosure of its relationships with the Company;

•	Approved the audit and non-audit fees paid to the independent auditor;

•	Approved audit and permitted non-audit services to be performed by the independent auditor, including terms and fees;

•	Reviewed the protocol for the consideration and approval of non-audit services to be provided by the independent auditor that may be required during the year, but not covered in the annual approval;

•	Delegated authority to a member of the Audit Committee to approve requests received in-year for audit and permitted non-audit services to be provided by the independent auditor; and

•	Reviewed the overall scope and plans of the annual audit with the independent auditor and management.
Internal Auditor

•	Reviewed the independence of the internal auditor;

•	Reviewed the qualifications, resources and annual work plan of the internal audit department; and

•	Met regularly in camera with the internal auditor.
Appointed Actuary

•	Met in camera with the Appointed Actuary of the Company; and

•	Reviewed reports, opinions and recommendations prepared by the Appointed Actuary of the Company in compliance with the Act.
Financial Reporting

•	Reviewed the interim quarterly financial statements and the annual consolidated financial statements with management and the independent auditor prior to publication. Reviews included a discussion with the independent auditor of matters which are required to be disclosed under generally accepted auditing standards; and

•	Met regularly in camera with the independent auditor.
Risk Management and Regulatory Compliance

•	Ensured that the enterprise-wide risk management process is appropriate and that the Chief Risk Officer provided regular reports to the Audit Committee;

•	Reviewed and approved risk management policies recommended by management;

•	Reviewed management reports demonstrating compliance with risk management policies;

•	Reviewed staff appointed to administer risk management policies;

•	Reviewed reports from the independent auditor and the internal auditor relating to the adequacy of the Company’s risk management practices, as well as management’s responses;

•	Reviewed the Company’s legal and regulatory compliance with the Global Chief of Compliance; and

•	Held its annual meeting with OSFI to discuss OSFI’s findings and recommendations arising from OSFI’s annual examination and management’s response.
The Audit and Risk Management Committee reviewed its performance and is satisfied with the appropriateness of its mandate and that the Committee met the terms of its Charter in 2004. A Scorecard of the Audit Committee’s compliance with its Charter can be found at www.manulife.com.
Signed,
Thomas E. Kierans (Chair)
Kevin E. Benson
Lino J. Celeste
Richard B. DeWolfe
Robert E. Dineen, Jr.
Allister P. Graham
Arthur R. Sawchuk
MFC Proxy Circular       21

Report of the Conduct Review and Ethics Committee
The Company believes it must adhere to the highest ethical standards and accordingly, has adopted a Code of Business Conduct and Ethics (“Code”) which applies to Directors, officers and employees as well as others who perform services for or on behalf of the Company. The Conduct Review and Ethics Committee believes that proper ethical conduct is a cornerstone of corporate governance at the Company.
The Ethics Committee meets the independence requirements prescribed in applicable laws and rules of the securities regulators to which the Company is subject and of the stock exchanges on which the Company’s securities are listed.
The Ethics Committee ensures that appropriate procedures are in place for dealing with related party transactions, particularly any transactions that could have a material impact on the stability or solvency of the Company. It oversees procedures for resolving conflicts of interest, restricting the use of confidential information and dealing with customer complaints.
In fulfilling its mandate in 2004, the Ethics Committee:

•	Reviewed the Company’s general arrangements under which loans are made to Company officers in compliance with applicable legislation;

•	Reviewed the Company’s approach for dealing with related party procedures and transactions and received a report from management that there were no related party transactions in 2004;

•	Reviewed the Company’s conflict of interest process and restriction on use of confidential information;

•	Reviewed the Code and received a report that the Code was under review as part of the integration of the Company and John Hancock;

•	Reviewed the Company’s procedures for receiving and processing any requests for waivers of the Code;

•	Confirmed that no waivers of the Code were requested by executives or Directors and no waivers were granted; and

•	Reviewed practices for disclosure of information to customers and dealing with complaints of customers of the Company.
The Conduct Review and Ethics Committee reviewed its performance and is satisfied with the appropriateness of its mandate and that the Committee met the terms of its Charter in 2004. A Scorecard of the Ethics Committee’s compliance with its Charter can be found at www.manulife.com.
Signed,
Thomas E. Kierans (Chair)
Kevin E. Benson
Lino J. Celeste
Richard B. DeWolfe
Robert E. Dineen, Jr.
Allister P. Graham
Arthur R. Sawchuk
Report of the Management Resources and Compensation Committee
The Management Resources and Compensation Committee is accountable for the Company’s global human resources strategy, policies and key programs, with special focus on the establishment of the Company’s compensation philosophy and strategy, executive compensation and executive succession.
In fulfilling its mandate during 2004, the Compensation Committee:

•	Reviewed annual performance assessments prepared by the President and CEO for senior executives;

•	Reviewed and approved executive compensation programs and actual compensation for Senior Executive Vice Presidents and Executive Vice Presidents, but excluding the President and CEO, whose compensation is reviewed and approved by the Governance Committee;

•	Approved the introduction of performance conditions to restricted share unit (“RSU”) awards;

•	Carried out its fiduciary and oversight responsibilities regarding pension design, governance and funding policy; reviewed the Company’s pension plans worldwide including investment performance, regulatory compliance, education and communication and plan administration;

•	Reviewed the Company’s officer talent pool and succession plan;

•	Reviewed and approved the executive compensation disclosure in the Proxy Circular distributed to shareholders; and

•	Formed a joint committee with the Governance Committee and engaged Mercer Human Resources Consulting, a recognized independent external consultant, to review executive compensation in light of the merger with John Hancock.
The Compensation Committee meets the independence requirements prescribed in applicable laws and rules of the securities regulators to which the Company is subject and of the stock exchanges on which the Company’s securities are listed.
          22      MFC Proxy Circular

REPORT ON EXECUTIVE COMPENSATION
The Compensation Committee’s focus in 2004 was the integration of the Manulife Financial, John Hancock and The Maritime Life Assurance Company (“Maritime Life”) executive compensation structures to provide consistency and equity across the Company. The general approach was to integrate John Hancock and Maritime Life plans into the Company’s compensation structure, which is market competitive, follows good governance practices, and is well understood by the majority of the Company’s executives.
The Company’s executive compensation philosophy is based on a strong pay for performance culture, where rewards are directly linked to corporate, divisional and individual results. Its objectives, based on beliefs and principles, are to:

•	Recruit, develop and retain proven top talent globally;

•	Align the interests and awards of executives to those of the Company’s shareholders; and

•	Ensure competitive total compensation packages compared to the relevant peer groups in the various markets in which the Company operates.
The Company’s executive compensation program is comprised of five elements including base salary, short-term cash incentives, mid-term incentives, long-term incentives and benefits. Each executive’s compensation package is designed and is competitively assessed relative to an appropriate peer group of companies comparable in size, scope and geographic spread. Similar to the Governance Committee, the Compensation Committee also retains an independent consultant to provide competitive pay and performance data and advice.
Peer Groups and Market Positioning
Manulife Financial is a global company headquartered in Canada. Market competitiveness of the Company’s executive compensation program, and each of its components, is assessed relative to an appropriate group of peer companies with comparable size, scope and geographic spread of operations.
The peer group is based primarily on local comparators. In Canada, the peer group consists of Schedule 1 banks and other large life insurers, including Bank of Montreal, Bank of Nova Scotia, Canadian Imperial Bank of Commerce, Royal Bank of Canada, TD Canada Trust, Great-West Life and Sun Life Financial. In the United States, the peer group consists of similarly sized U.S. life insurers, which includes AFLAC, Allstate, Metropolitan Life, Prudential Financial, Hartford Financial Services and Principal Financial. In Asia, the peer group consists of life insurers with large Asia Pacific operations such as AXA Insurance, HSBC Insurance, ING Insurance, New York Life Insurance and Sun Life Assurance.
Following the merger with John Hancock, the Compensation Committee in conjunction with the Governance Committee conducted an in-depth review of peer groups based on current and potential roles. As more fully discussed in the section, “President and CEO Peer Group,” the review concluded that for the vast majority of the Company’s executives, the current practice of benchmarking executive pay and performance against respective local markets continued to be appropriate. In addition, the review also concluded that the compensation packages for several of the Company’s top globally focused senior executives would be converted from a Canadian to a U.S. dollar denominated package, and that these positions would be benchmarked against a global/North American comparator group. The positions covered under this structure currently include the President and CEO, Senior Executive Vice President and Chief Financial Officer, Senior Executive Vice President and Chief Investment Officer, Senior Executive Vice President and Chief Administrative Officer and Senior Executive Vice President, Business Development and General Counsel. The packages were implemented May 1, 2004.
Total compensation levels are targeted at the median of the relevant peer group. Compensation for superior performance is positioned to be competitive with the total compensation levels for top performing executives in similar roles at other top performing peer companies.
MFC Proxy Circular       23

Compensation Structure
The Company’s executive compensation program has five main components: base salary, short-term cash incentives, mid-term incentives, long-term incentives and benefits. The following table summarizes each of these components:

Compensation Component	Form	Applies To	Performance Period	Determination

Base Salary	Cash	All employees	1 year	Based on market competitiveness. Award based on individual performance and internal equity.

Short-Term Incentive	Cash	All employees	1 year	Based on market competitiveness. Actual award based on combination of Company, divisional and individual performance.

Mid-Term Incentive	Restricted Share Units	Assistant Vice Presidents and above	Up to 3 years, 100% vesting at end of period	Based on market competitiveness and Company performance. Awarded annually, based on individual performance. Final payout value based on Common Share price, and subject to applicable performance conditions.

Long-Term Incentive	Stock Options	Vice Presidents and above	10 years, with 25% vesting per year over 4 years starting one year after the grant date	Based on market competitiveness and Company performance. Awarded annually, based on individual performance. Final payout value based on the difference between the Common Share price and grant price.

Benefits	Group life and health program, and pension plan. Additional perquisites vary by country.	All employees. Additional perquisites for Vice Presidents and above.	Ongoing	Based on market competitiveness.

Over the past few years, the Company has increased the portion of pay at risk through short-term incentives, mid-term incentives and long-term incentives. For 2004, the portion of pay at risk was approximately 75% for Senior Executive Vice Presidents, 70% for Executive Vice Presidents, 60% for Senior Vice Presidents, and 50% for Vice Presidents.
The average components of the compensation policy mix for executives are:

			Mid & Long-Term
Grade	Base Salary	Short-Term Incentive	Incentive

Senior Executive Vice President	25%	30%	45%

Executive Vice President	30%	30%	40%

Senior Vice President	40%	30%	30%

Vice President	50%	30%	20%

The actual pay mix for executives in each country in which the Company operates reflects a balance between local market conditions and the Company’s stated compensation philosophy.
Base Salary
The Compensation Committee reviews and approves the salary ranges and individual salary increases for all Senior Executive Vice Presidents and Executive Vice Presidents. It also reviews and approves the salary ranges and aggregate salary increases for Senior Vice Presidents, Vice Presidents, Assistant Vice Presidents and staff.
Base salaries are determined relative to salaries for comparable roles in the appropriate peer group, internal relativity and the individual’s performance in the role. External salary surveys are conducted at least annually in all locations.
          24      MFC Proxy Circular

Short-Term Incentives
The Company’s short-term incentive program, the Annual Incentive Plan (“AIP”), provides executive officers of the Company with the opportunity to earn cash incentives based on the achievement of pre-established annual corporate, divisional and individual performance objectives. The range of incentive bonus opportunity is determined for each executive officer level based on competitiveness with award opportunities offered by comparable companies.
The weightings for the 2004 AIP are as follows:

		Business Performance
		Weighting(2)
	AIP Target(1)
Level	(% of salary)	Corporate	Division	Individual Weighting

Senior Executive Vice President	70 – 90%	100%	0%

Executive Vice President	45 – 55%	25%	75%
		50%	50%	Individual Performance

Senior Vice President	35 – 50%	25%	75%	Multiplier ranging from 0 – 200%
		50%	50%

Vice President	25 – 40%	25%	75%
		50%	50%

1.	Incentive target as a percentage of salary reflects market practice at comparable job levels in peer group companies and represents the expected payout for meeting performance objectives. The maximum incentive achievable for exceeding business and individual performance objectives is 2.5 times the AIP target. AIP targets vary by location.
2.	For Executive Vice Presidents, Senior Vice Presidents and Vice Presidents, the corporate/ division split is 25/75 for divisional executives and 50/50 for corporate executives.
Corporate and division AIP performance measures are developed annually by senior management. The corporate measure is based on earnings per share and is approved by the Compensation Committee. Earnings per share for 2004 were $3.65, an increase of $0.32 compared to the $3.33 reported for 2003. This metric is weighted 100% for the President and CEO and Senior Executive Vice Presidents, and 25% to 50% for other executives depending on business area. Division performance measures vary by business area and typically include measures of net income, portfolio performance, revenues and/or expense management. Individual measures reflect special initiatives, management development and personal growth.
Following a year-end assessment, the Compensation Committee reviews and approves individual awards for each Senior Executive Vice President and Executive Vice President, and the aggregate of all awards payable under the plan.
Mid-Term and Long-Term Incentives
The Company’s mid-term and long-term incentives are designed to:

•	Motivate management performance;

•	Retain a strong management team;

•	Encourage management ownership in the Company to further align the interests of executives with those of shareholders – creating long-term shareholder value; and

•	Enable executives to participate in the long-term growth and financial success of the Company.
The Compensation Committee reviews and approves mid-term and long-term incentive awards for each Senior Executive Vice President and Executive Vice President individually and the aggregate of all awards under the plans.
In 2003, the Company introduced RSUs as a mid-term incentive for executive officers to replace a portion of the stock options granted under the Executive Stock Option Plan (“ESOP”).
The mix of RSUs and stock options varies according to an officer’s level within the organization. In 2004, the mix of RSUs and stock options was 50/50 for the President and CEO, Senior Executive Vice Presidents and Executive Vice Presidents, and 70/30 for Senior Vice Presidents and Vice Presidents. Assistant Vice Presidents do not normally receive stock options. In 2005, the mix of RSUs and stock options will be similar to the mix in 2004.
Restricted Share Unit Plan (Mid-Term Incentive)
RSUs represent phantom Common Shares that entitle a participant to receive a cash payment equal to the market value of the same number of Common Shares at the time the RSUs vest and are paid out within three years from issuance. Participants’ accounts are credited with dividends declared on Common Shares. The Company will not issue any Common Shares in connection with RSUs. In 2004, a total of 1,264,631 RSUs were granted to employees. Information on the RSU grants made to Named Executive Officers in 2004 can be found in the Statement of Executive Compensation table.
RSU grants made in 2004 and thereafter will generally be subject to specific business performance conditions set by the Compensation Committee at the time of the grant. For the 2004 RSUs, the Company must achieve a performance condition of an average return on equity (“ROE”) of 10% over three years. For the 2005 RSUs, the Company must achieve a performance condition of an average ROE of not less than 10% over three years. If the performance condition is not met, RSU awards will have no value. In addition, for average ROE performance greater than 13% to a maximum of 15% over three years, up to 20% additional RSUs will be granted. The number of units that ultimately vest will reflect the achievement of the ROE performance goals.
In May 2004, a special one-time RSU grant was made to executives deemed to be key to the successful integration of John Hancock. A total of 530,519 RSUs were awarded to employees, and this amount is included in the 2004 RSU grant total of 1,264,631 RSUs reported above. These RSUs will fully vest on
MFC Proxy Circular       25

December 31, 2006 if the Company achieves a performance condition of $350 million in integration cost savings. This RSU grant can vest prior to December 31, 2006 if the performance condition is achieved prior to that date.
Executive Stock Option Plan (Long-Term Incentive)
The ESOP was introduced in 2000 for executive officers and approved by shareholders at the 2000 annual and special meeting. No amendment may be made to the ESOP without the approval of the Company’s shareholders to the extent such approval is required by law or agreement. Officers and employees are eligible to participate in the ESOP, as well as other individuals who are in a position to contribute to the growth and success of the Company.
Under the ESOP, the Compensation Committee is authorized to grant stock options, deferred share units (“DSUs”), share appreciation rights (“SARs”), restricted shares and performance awards to officers and employees of the Company or its affiliates. No SARs, restricted shares or performance awards have been granted under the ESOP. The maximum number of Common Shares that may be issued under the ESOP is 36,800,000, or 4.56% of Common Shares outstanding as at December 31, 2004.
As at December 31, 2004, a total of 12,014,263 stock options were outstanding under the ESOP, representing 1.49% of the Common Shares outstanding as at December 31, 2004. There were also 1,994,309 DSUs outstanding under the ESOP, representing 0.25% of the Common Shares outstanding as of December 31, 2004.
Stock Options:
Stock options represent the right of the option-holder to buy Common Shares at a specified exercise price within a specified maximum exercise period. The exercise price is the closing price of Common Shares as reported on the TSX on the last trading day prior to the date of grant. Generally, under the rules of the TSX, the exercise price for previously issued options may not be reduced (or the exercise period extended), except with the approval of disinterested holders of Common Shares. Unvested stock options will terminate in cases of early retirement, resignation or termination without cause. All stock options terminate in cases of termination for cause. Stock options are non-transferable except in cases of death, where they may be passed on to a beneficiary or an estate.
Stock options were granted to eligible officers on February 11, 2004 with an exercise price of $48.05. These options have a maximum exercise period of 10 years and vest at the rate of 25% per year, with the first 25% vesting one year after the grant date.
In 2004, a total of 2,092,649 stock options were granted to employees. Information on the stock option grants made to Named Executive Officers in February 2004 can be found in the Statement of Executive Compensation table.
Deferred Share Units:
DSUs, other than those granted under the new AIP deferral program described below, represent the right to receive Common Shares equal to the number of DSUs held by the participant. DSUs vest at a rate of 25% per year, with the first 25% vesting on the grant date. DSUs will accumulate dividends and count towards executives’ share ownership requirements. A participant is eligible to redeem vested DSUs into Common Shares upon retirement or termination of employment. Unvested DSUs will terminate in cases of early retirement, resignation or termination with or without cause. DSUs are non-transferable except in cases of death, where they may be passed on to a beneficiary or an estate. No DSUs were granted to executives in 2004.
Starting in 2005, the President and CEO, Senior Executive Vice Presidents, Executive Vice Presidents, and Senior Vice Presidents who are residing and working in Canada have been given the opportunity to convert a portion of their annual incentive into DSUs. This new AIP deferral program is similar to DSU plans offered at Schedule 1 Canadian banks and other large Canadian companies.
Under the AIP deferral program, irrevocable designations can be made prior to the start of the calendar year to convert annual incentive into DSUs in increments of 25% up to 100%. These DSUs will also accumulate dividends and count towards executives’ share ownership requirements. The DSUs granted under the AIP deferral program vest immediately and are redeemable only in cash upon leaving the Company.
Mid-Term and Long-Term Incentives Relating to the Merger:
Prior to the merger with the Company, stock options were awarded annually on a discretionary basis under the John Hancock Long-Term Stock Incentive Plan and Non-Employee Directors’ Long-Term Incentive Plan (the “John Hancock Plans”). These stock options vested 50% a year over two years, with a five-year maximum term.
As a result of the Change in Control triggered by the merger, the vesting of all John Hancock mid-term and long-term incentives granted prior to 2004 was accelerated to April 28, 2004. The John Hancock mid-term and long-term incentives granted at the beginning of 2004 continue to vest under their existing vesting arrangements.
On April 28, 2004, all outstanding John Hancock mid-term and long-term incentives were converted to incentives of the Company at a rate of 1 John Hancock unit to 1.1853 units of the Company. A total of 19,179,106 John Hancock stock options and 312,796 restricted shares under these plans were converted into 22,732,994 stock options and 370,757 restricted shares of the Company. In addition to the stock options outstanding under the ESOP, a total of 8,219,917 stock options were outstanding under the John Hancock plans as at December 31, 2004, representing 1.02% of Common Shares outstanding as at that date. The John Hancock Plans are now closed to new grants, but will continue to operate until all outstanding awards have been paid out or terminated.
Total Stock Options Outstanding:
The total number of stock options outstanding under the ESOP and John Hancock Plans was 20,234,180 as at December 31, 2004, representing 2.51% of Common Shares outstanding as at that date.
          26      MFC Proxy Circular

Executive Stock Ownership Guidelines
The Company has guidelines for executive officers that require stock ownership, including DSUs, proportionate to the individual’s compensation and position. Newly hired and promoted executives are given five years to achieve the following guidelines:

•	President and CEO – 5.0 times base salary;

•	Senior Executive Vice Presidents – 3.5 times base salary;

•	Executive Vice Presidents – 2.0 times base salary;

•	Senior Vice Presidents – 1.5 times base salary; and

•	Vice Presidents – 0.5 times base salary.
These guidelines support the Company’s belief that stock ownership by executives further aligns the interests of shareholders and the management team. The President and CEO’s stock ownership already exceeds the guidelines by a large margin.
Executives are expected to maintain stock ownership levels that meet or exceed the guidelines. If the guidelines have not yet been met, any Common Shares acquired through the exercise of stock options must be held until the guidelines are achieved, less the portion required to be sold to cover the tax cost associated with the option exercise, if any.
John Hancock and Maritime Life executives who joined the Company on April 28, 2004 have five years from that date to achieve these guidelines.
Benefits
The Company offers group life and health, and pension benefits, which are considered to be comparable with those of its group of peer companies. An Executive Flexible Spending Account (in lieu of car, club allowances, etc.) is provided for Canadian-based executives. Following a thorough review of executive remuneration, specifically the perquisite practices of a number of major comparators, market competitive fixed allowances by grade were introduced on January 1, 2005.
In 2004, an extensive review of all employee benefits was also conducted in North America. Starting January 1, 2005, new cost-effective and harmonized benefits programs were introduced in Canada and the U.S., consistent with the Company’s long-term goal of benefits cost containment.
Signed,
Hugh W. Sloan, Jr. (Chair)
Arthur R. Sawchuk (Vice Chair)
Gail C.A. Cook-Bennett
Lorna R. Marsden
Gordon G. Thiessen
Michael H. Wilson
MFC Proxy Circular       27

Report of the Corporate Governance and Nominating Committee on the President and Chief Executive Officer’s Compensation
The Corporate Governance and Nominating Committee makes recommendations to the Board on the compensation of the President and CEO. The Governance Committee is guided by policies established by the Compensation Committee, which are reviewed and approved by the Board.
Each year, the Board assesses the performance of the President and CEO on the basis of:

•	The achievement of the Company’s strategic objectives;

•	The continued emergence of the Company as an acknowledged leader in the financial services industry;

•	The Company’s absolute performance against financial and non-financial objectives established at the beginning of each year;

•	The Company’s performance relative to a peer group of large North American life insurance companies and banks;

•	Overall leadership of the Company, including development of management talent and succession potential; and

•	Relationship with important constituencies, including shareholders, agents and employees, governments and the financial community.
The President and CEO’s compensation is composed of base salary, short-term incentive, mid-term incentive, long-term incentive and benefits, including a supplemental executive retirement plan. The compensation package for the President and CEO is designed, and its competitiveness assessed, in a manner similar to that outlined in the section “Report on Executive Compensation.” The Governance Committee retains an independent consultant to provide competitive pay and performance data and advice.
President and CEO Peer Group
In order to provide context on competitive standards of pay and performance, the Governance Committee identifies a group of peer companies, the “President and CEO Peer Group” which, in their opinion, is most likely to compete with the Company for clients, executive talent and shareholders.
In the months leading up to the merger with John Hancock, the Governance Committee (responsible for President and CEO performance assessment and pay) in conjunction with the Compensation Committee (responsible for the oversight of performance management and pay for other senior executives) completed a thorough review of the peer groups used by the Board and management for performance and pay benchmarking of senior executive positions, including the President and CEO. The review was initiated recognizing that upon completion of the merger, the goals and demands on the Company’s top executive leadership would change, specifically:

•	Most of the Company’s operations would be outside Canada (75%), with the largest portion (45%) being in the U.S.;

•	Maintaining and growing the Company’s U.S. shareholder base would become an important priority for the merged company; and

•	Allowing flexibility of executive staffing between Canadian and U.S. head office locations would be important to maintaining the Company’s head office in Canada while growing rapidly in the U.S. and around the world.
The review concluded that for the vast majority of the Company’s executives, the current practice of benchmarking executive pay and performance against respective local markets continued to be appropriate, with the goal of maintaining competitive positioning of both executive pay and the Company’s compensation cost structures.
The review also concluded that for the President and CEO and selected direct reports with global responsibilities, including the U.S., a peer group of comparably sized insurance and other financial services industry companies, with both global and large U.S. operations, would more accurately reflect the Company’s evolving demands of top leadership, and in particular, reflect the Company’s stated goal of expanding both its U.S. business and shareholder base.
Following consideration of various peer group alternatives, the Committees jointly recommended, and the Board accepted, the following group of companies as the primary comparator group for the President and CEO and selected direct reports: AFLAC, Allstate, Metropolitan Life, Prudential Financial, Hartford Financial Services, Principal Financial, AXA, ING, US Bancorp and PNC Financial Services.
In addition, the Committees will continue to monitor performance and pay among Canadian banks and insurance companies as a secondary point of reference for the President and CEO and selected direct reports, and as the primary comparator group for other top executives with Canadian responsibilities. The Canadian banks and insurance companies are Bank of Montreal, Bank of Nova Scotia, Canadian Imperial Bank of Commerce, Royal Bank of Canada, TD Canada Trust, Great-West Life and Sun Life Financial.
President and CEO Compensation Structure
Compensation for the President and CEO reflects practices among the peer companies and the move to reduce stock option grants in favour of RSUs. The ongoing compensation policy mix for the President and CEO is as follows:

Salary	15%
Short-term Incentive	25%
Mid-term Incentive (RSUs)	30%
Long-term Incentive (Stock Options)	30%

Total	100%

In addition, and as more fully described in the section “2004 President and CEO Compensation,” additional RSUs were granted to the President and CEO in 2004 in connection with the John Hancock merger.
The President and CEO participates in the same AIP as other executives. The President and CEO’s short-term incentive opportunity ranges up to a maximum of 300% of salary for exceeding business and individual performance objectives. To
          28      MFC Proxy Circular

determine the actual award payable under the AIP, the bonus is linked to the Company’s earnings per share performance and the CEO’s individual performance based on the Board’s assessment. Awards under the mid-term and long-term incentive plans are linked to other financial and non-financial measures.
2004 Financial Performance Summary
In 2004 the Company entered into several major new businesses as a result of the merger with John Hancock. The merger served to augment the Company’s profitable growth by significantly expanding the breadth of service and products, and deepening its presence in its existing businesses.
Earnings per share, a key measure in the Company’s AIP, were $3.65, an increase of $0.32 compared to the $3.33 reported for 2003. This growth was achieved in spite of absorbing the effects of integration costs and a weaker U.S. dollar, which reduced earnings per share by $0.13 and $0.17 respectively. Return on shareholders equity for the year was 13.7%. This is ahead of the financial plan for the merger, which anticipated a significant decline from 2003 due to the growth in the Company’s capital base resulting from the merger. Contributing factors to these excellent results were good business growth, favourable claims experience, continuing tight management of expenses and strong equity markets in 2004.
2004 Non-Financial Performance Summary
Non-financial achievements in 2004 include:

•	The expeditious completion of the John Hancock merger in April 2004, which was received favourably by the markets;

•	The early development and rapid execution of the merger integration plan, allowing for realization of cost synergies ahead of target;

•	The effective communication of the merger to U.S. investors resulting in expansion of the U.S. shareholder base to more than 40% of the Company’s total Common Shares;

•	The strengthening of the leadership team through the recruitment and promotion of key executives;

•	The effective promotion of a leadership culture founded on integrity and hard work;

•	The progress made in quantifying and managing the diverse risks inherent in the business; and

•	The broad recognition of Manulife Financial as a leader in the financial services industry.
2004 President and CEO Compensation
During 2004, the Governance Committee recommended, and the Board approved the following pay decisions for the President and CEO:

•	As reported in last year’s proxy, the President and CEO was awarded a bonus of $3,670,000 for 2003;

•	On February 11, 2004 the President and CEO was awarded 347,000 stock options and $3,748,525 in RSUs according to established policy. Vesting of the RSUs is conditioned on the achievement of threshold ROE performance levels over the ensuing three years;

•	The annual March 1, 2004 salary review was deferred pending the successful completion of the John Hancock merger, in anticipation of the change in compensation policy described earlier;

•	On May 1, 2004 following the completion of the John Hancock merger, the President and CEO’s salary was changed to US$1 million and paid semi-monthly in Canadian dollars;

•	On May 4, 2004 the President and CEO received two special, one-time awards with respect to the merger. The first award of $3,431,750 in RSUs has no performance conditions and relates to the sourcing and expeditious closing of the deal. The second award of $4,118,100 in RSUs vests subject to the achievement of specified integration cost savings; and

•	At its February 9, 2005 meeting, the Governance Committee approved an annual incentive of $3,700,800 for performance in 2004.
The President and CEO’s compensation package is competitive within the stated President and CEO Peer Group.
Additional information on the 2004 total compensation for the President and CEO can be found in the Statement of Executive Compensation table. Information on 2005 total compensation can be found in the section “Supplemental Information – Total Compensation Summary 2005.”
Signed,
Arthur R. Sawchuk (Chair)
John M. Cassaday
Pierre Y. Ducros
Thomas E. Kierans
Hugh W. Sloan, Jr.
MFC Proxy Circular       29

Performance Graph
The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of Manulife Financial Corporation from December 31, 1999 to December 31, 2004 with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) and the S&P/TSX Composite Financials Index for the same period. The values shown assume the reinvestment of all dividends.
Board of Directors’ Compensation
The Company’s Board of Directors’ compensation is designed to attract and retain highly talented and experienced directors, leading to the long-term success of the Company. This requires that Directors be adequately and competitively compensated.
The Company believes that the overall structure of its Directors’ compensation program is aligned with the long-term interests of the Company. Only non-employee Directors are compensated for Board service.
2004 Directors’ Compensation

				Committee
	Annual Board	Board Meeting	Committee Chair	Membership/	Travel Time	Total
Director	Retainer ($)	Fees ($)	Fees ($)	Meeting Fees ($)	Allowance ($)	Compensation ($)

Kevin E. Benson*	$96,000	$12,000	–	$12,000	$6,000	$126,000

John M. Cassaday	$96,000	$13,500	–	$9,000	–	$118,500

Lino J. Celeste	$96,000	$13,500	–	$14,400	$6,750	$130,650

Gail C. A. Cook-Bennett	$96,000	$13,500	–	$9,000	–	$118,500

David F. D’Alessandro* (1)	$24,000	$3,000	–	–	$1,500	$28,500

Richard B. DeWolfe* (2)	$72,000	$9,000	–	$12,000	$4,500	$97,500

Robert E. Dineen, Jr.*	$96,000	$13,500	–	$14,400	$6,000	$129,900

Pierre Y. Ducros	$96,000	$13,500	–	$9,000	$3,500	$122,000

Allister P. Graham	$96,000	$13,500	–	$14,400	–	$123,900

Thomas E. Kierans	$96,000	$10,500	$10,000	$17,400	–	$133,900

Lorna R. Marsden	$96,000	$13,500	–	$12,600	–	$122,100

Arthur R. Sawchuk	$350,000	–	–	–	–	$350,000

Hugh W. Sloan, Jr.*	$96,000	$12,000	$5,000	$18,000	$3,500	$134,500

Gordon G. Thiessen	$96,000	$13,500	–	$11,400	$3,500	$124,400

Michael H. Wilson	$96,000	$13,500	–	$11,400	–	$120,900

*	Indicates U.S. Dollars for U.S. resident Directors.

(1)	David D’Alessandro joined the Board in April 2004, but was not eligible to receive any Director’s compensation until he became a non-employee Director in October 2004.
(2)	Richard DeWolfe joined the Board in April 2004.
          30      MFC Proxy Circular

Board of Directors’ Compensation Schedule

Annual Board Retainer(1)	$96,000

Per Board Meeting Fee	$1,500

Per Committee Meeting Fee (all Committees)	$1,200

Committee Membership Retainer for serving on:
1. Management Resources and Compensation Committee; or
2. Corporate Governance and Nominating Committee	$3,000

Committee Chairperson Retainer for serving on:
1. Management Resources and Compensation Committee; or
2. Corporate Governance and Nominating Committee (In addition to Committee Membership Fee)	$5,000

Committee Membership Retainer for serving on both:
1. Audit and Risk Management Committee; and
2. Conduct Review and Ethics Committee	$6,000

Committee Chairperson Retainer for serving on both:
1. Audit and Risk Management Committee; and
2. Conduct Review and Ethics Committee (In addition to Committee Membership Fee)	$10,000

Annual Retainer for Chair of the Board(2)	$350,000

(1)	The annual retainer includes compensation for time spent at orientation and education programs that help Directors better understand the Company, as well as their duties and responsibilities on the Board.
(2)	The Chair receives this annual Board retainer and no other fees for Board or Committee meetings or for acting as the Chair of any Committee.
Directors’ compensation also includes:

•	The Incentive Plan (as described under “Director Equity Incentive Plan”);

•	An allowance is provided for travel time, where applicable. Travel and out-of-pocket expenses are reimbursed; and

•	A Director shall only be compensated once for serving as both a Director of the Company and of Manufacturers Life.
Equity Ownership Requirement
All Directors are required to hold an equity position in the Company having a minimum value of $300,000 within five years of joining the Board. Common and preferred shares and DSUs are considered equity for this purpose, while stock options are not. All Directors have reached the required level of equity ownership.
Stock Plan for Non-Employee Directors
Under the Stock Plan for Non-Employee Directors (the “Stock Plan”), non-employee Directors may choose to receive either 50% or 100% of their annual Board and Committee retainers and fees, or in the case of the Chair, the Chair’s annual retainer, in the form of Common Shares or DSUs. Amendments to the Stock Plan are subject to shareholder approval.
DSUs awarded to Directors vest fully on the date of grant. Upon termination of Board service, non-employee Directors may elect to receive cash or Common Shares equal to the value of their DSUs. DSUs are only transferable upon death. The maximum number of shares that may be issued under the Stock Plan is 500,000 or less than 0.1% of the outstanding Common Shares as at December 31, 2004. As at December 31, 2004, 96,635 DSUs were outstanding under the Stock Plan, representing 0.01% of the outstanding Common Shares.
Director Equity Incentive Plan
Further to their decision made in 2003, in 2004 the Board of Directors resolved to permanently discontinue stock option grants to non-employee Directors under the Director Equity Incentive Plan (the “Incentive Plan”). No stock options were granted to non-employee Directors in 2003 or 2004. The stock options granted in 2002 will continue in full force and effect in accordance with their terms, subject to the terms and conditions of the Incentive Plan. The total number of stock options outstanding under the Incentive Plan is 41,000, representing less than 0.01% of the outstanding Common Shares as at December 31, 2004.
The stock options have a maximum exercise period of 10 years and were fully vested on the date of the grant. Upon termination of Board service, stock options are exercisable for a period of three years (for reasons other than death) and for a period of one year following death. Stock options are transferable upon death where they may be passed on to a beneficiary or estate. The Incentive Plan may not be amended without shareholder approval to the extent such approval is required by law or agreement.
The maximum number of shares that may be issued under the Incentive Plan is 500,000 or less than 0.1% of the outstanding Common Shares as at December 31, 2004. The Common Shares that may be issued under the Incentive Plan are in addition to those that are issued under the Stock Plan. The following table shows the terms of the one grant of options made to non-employee Directors under the Incentive Plan. The value of unexercised options is calculated using the closing price of Common Shares on the TSX on December 31, 2004 being $55.40.
MFC Proxy Circular       31

Option Grant Under Incentive Plan

	Date Options			Number of		Value of
	Granted	Expiry Date	Exercise	Options	Total	Unexercised
Director	(mm/dd/yy)	(mm/dd/yy)	Price(1) ($)	Granted	Unexercised	Options ($)

Arthur R. Sawchuk	07/02/02	07/02/12	$43.65	5,000	5,000	$ 58,750

All other non-employee Directors (2)	07/02/02	07/02/12	$43.65	3,000	3,000	$ 35,250
						(per director)

(1)	The exercise price was the closing price of the Common Shares on the TSX on the day prior to the grant date.
(2)	Excluding Richard DeWolfe, who was not a Director of the Company on the date of the grant.
Securities Authorized for Issuance Under Equity Compensation Plans
The shareholders of the Company have approved all equity compensation plans under which Common Shares may be issued (“Equity Plans”). A description of the material features of each Equity Plan can be found in the sections entitled “Report of the Management Resources and Compensation Committee” and “Board of Directors’ Compensation.” The following table sets out information about the Equity Plans of the Company as of December 31, 2004.

Number of securities
	to be issued upon	Weighted average of	Number of securities
	exercise of outstanding	exercise price of	remaining available
	options, warrants and	outstanding options,	for future issuance
	rights	warrants and rights	under Equity Plans

	(#)	($)	(#)

Equity compensation plans approved by security holders	22,366,224	$38.98	23,653,793

Pursuant to the merger with John Hancock, the Company assumed the equity compensation plans of John Hancock, and the options, warrants and rights issued thereunder were converted to options, warrants and rights in Common Shares. Of the shares listed in the first column above, a total of 8,219,917 stock options were outstanding under the John Hancock Plans as of December 31, 2004.
          32      MFC Proxy Circular

Statement of Executive Compensation
The following table summarizes compensation paid to the President and Chief Executive Officer, the Senior Executive Vice President and Chief Financial Officer, and the three other highest-paid executive officers of the Company during the fiscal year ended December 31, 2004 (collectively, the “Named Executive Officers”). Compensation paid to the Named Executive Officers was strictly for their services as executive officers of the Company.

						Long Term Compensation
		Annual Compensation				Awards

						Securities
						under	Shares or Units
				Other		Options/	Subject to
Name and				Annual		SARs	Resale		All Other
Principal Position	Year	Salary	Bonus(1)	Compensation		Granted	Restrictions(2b)		Compensation(3)

		($)	($)	($)		(#)	($)		($)

Dominic D’Alessandro(4)	2004	$1,281,958	$3,700,800	$59,182	(5)	347,000	$3,748,525	(2a)	$1,393
President and							+3,431,750	(2a)
Chief Executive Officer							+4,118,100	(2a)
	2003	1,237,500	3,670,000	148,334	(5)	250,000	2,470,819		1,096
	2002	1,200,000	2,400,000	40,164	(5)	367,404	–		1,244

Peter Rubenovitch (4)	2004	$650,910	$1,110,240	$112,731	(5)	64,000	$687,115	(2a)	$557
Senior Executive Vice President							+1,856,250	(2a)
and Chief Financial Officer	2003	485,000	812,500	43,562	(5)	48,000	1,490,350		473
	2002	440,000	396,000	47,655	(5)	80,000	–		547

Donald Guloien(4)	2004	$650,910	$1,221,264	$82,673	(5)	64,000	$687,115	(2a)	$557
Senior Executive Vice President							+1,856,250	(2a)
and Chief Investment Officer	2003	485,000	812,500	62,178	(5)	48,000	1,490,350		169
	2002	440,000	352,000	55,846	(5)	80,000	–		547

John D. DesPrez III (6)	2004	$695,742	$1,110,240	$32,503	(7)	76,000	$821,655	(2a)	$7,995	(8)
Senior Executive Vice President,							+1,641,150	(2a)
John Hancock Wealth	2003	676,170	1,069,849	33,559	(7)	48,000	1,490,350		8,309	(8)
Management	2002	690,976	628,160	36,364	(7)	80,000	–		9,958	(8)

James M. Benson (6)(9)	2004	$537,231	$1,110,240	$13,650	(10)	–	–		–
Senior Executive Vice President,	2003	–	–	–		–	–		–
John Hancock Protection	2002	–	–	–		–	–		–

(1)	Bonus amounts are paid in cash in the year following the fiscal year in which they were earned. Bonuses have been converted at an exchange rate of Cdn$1.2336 per US$1. Messrs. D’Alessandro and Rubenovitch each elected to take 100% of their bonus in Deferred Share Units (DSUs) based on a share price of $56.93, which was the closing price on the TSX of Common Shares on February 28, 2005. This is the first year in which Canadian executives can defer bonus into DSUs. Aggregate holdings of DSUs of the Named Executive Officers as of December 31, 2004 are outlined in footnote (2b).

(2a)	Amounts shown include RSUs awarded on February 11, 2004, at a share price of $48.05, which was the closing price of Common Shares on the TSX on February 10, 2004. The value of the RSUs granted to each of the Named Executive Officers was: Mr. D’Alessandro: $3,748,525; Mr. Rubenovitch: $687,115; Mr. Guloien: $687,115; and Mr. DesPrez: $821,655. The vesting of RSUs granted on February 11, 2004 is dependent upon the achievement of an established performance condition.
     A special RSU award to recognize the successful completion of the merger transaction was granted on May 4, 2004 to Mr. D’Alessandro at a share price of $50.90, which was the closing price of Common Shares on the TSX on May 3, 2004. The value of the RSUs granted to Mr. D’Alessandro was $3,431,750. There are no performance conditions for this award.
     A special RSU merger award was granted on May 4, 2004 to each of the Named Executive Officers, excluding Mr. Benson, at a share price of $50.90, which was the closing price of Common Shares on the TSX on May 3, 2004. The value of the RSUs granted was: Mr. D’Alessandro: $4,118,100; Mr. Rubenovitch: $1,856,250; Mr. Guloien: $1,856,250; and Mr. DesPrez: $1,641,150. The vesting of the RSUs granted on May 4, 2004 is dependent upon the achievement of specified integration cost savings.

(2b)	Aggregate holdings of RSUs as at December 31, 2004 and their value, based on the closing price of Common Shares on the TSX on that date being $55.40 per share, were as follows: Mr. D’Alessandro, 300,220 RSUs with a value of $16,632,188; Mr. Rubenovitch, 94,046 RSUs with a value of $5,210,148; Mr. Guloien, 94,046 RSUs with a value of $5,210,148; and Mr. DesPrez, 92,614 RSUs with a value of $5,130,816. Additional RSUs have been credited to reflect dividends paid on Common Shares.
     Aggregate holdings of DSUs as at December 31, 2004 and their value, based on the closing price of Common Shares on the TSX on that date being $55.40 per share, were as follows: Mr. D’Alessandro, 212,566 DSUs with a value of $11,776,156; Mr. Rubenovitch, 62,733 DSUs with a value of $3,475,408; and Mr. Guloien, 73,206 DSUs with a value of $4,055,612. Mr. DesPrez does not have DSUs. Additional DSUs have been credited to reflect dividends paid on Common Shares.
     Mr. Benson does not hold any RSUs or DSUs from the Company, Mr. Benson is the only Named Executive Officer with restricted shares, which were granted by John Hancock and converted into restricted shares of the Company following the merger. The number of restricted shares as at December 31, 2004 was 29,982 and their value was $1,661,002 based on the closing price of Common Shares on the TSX on that date being $55.40 per share. Additional restricted shares have been credited to reflect dividends that were paid on shares of John Hancock common stock prior to the merger and on Common Shares following the merger.

(3)	Includes the amount of term life insurance premiums paid by Manufacturers Life for the benefit of the Named Executive Officers.
(4)	As of May 1, 2004, all compensation paid to Messrs. D’Alessandro, Rubenovitch and Guloien is denominated in U.S. dollars. Base salary has been converted to Canadian dollars on a semi-monthly basis starting May 1, with the average exchange rate from May 1 to December 31 of Cdn$1.30 per US$1.
(5)	Includes amounts spent under the Executive Flexible Spending Account (“EFSA”). All executives resident in Canada are entitled to an annual allowance of between 10% and 12% of the executive’s base salary to be used for a number of personal expenditures, including car payments and club memberships. Also included are amounts received under the EFSA.
(6)	All compensation for Messrs. DesPrez and Benson is denominated and paid in U.S. dollars. Base salaries have been converted to Canadian dollars using an average exchange rate of Cdn$1.30 per US$1.
(7)	As an executive officer not resident in Canada, Mr. DesPrez does not participate in the EFSA. The amounts shown represent the annual car and club membership allowances.
(8)	Includes Company contributions under the 401(k) Pension Plan made on behalf of Mr. DesPrez.
(9)	Mr. Benson became an employee of the Company at the time of the merger with John Hancock on April 28, 2004. Mr. Benson’s compensation represents what he has received for the eight months he was employed by the Company in 2004.

(10)	As an executive officer not resident in Canada, Mr. Benson does not participate in the EFSA. The amounts shown represent Mr. Benson’s car benefit.
MFC Proxy Circular       33

Stock Option Plan
On February 11, 2004, stock options were granted to the Named Executive Officers as set out in the table below. This information was also previously reported in last year’s Proxy Circular under “Supplemental Information.” All the options granted have an exercise price of $48.05, which was the closing price of the Common Shares on the TSX reported on the last trading day prior to the date of the grant. These options have a maximum exercise period of 10 years and vest at 25% per year, with the first 25% vesting one year after the grant date.
Option Grants During the Most Recently Completed Financial Year

				Market Value of
	Securities	% of Total Options		Securities
	Under	Granted to	Exercise or	Underlying Options
	Options	Employees in	Base Price	on the Date of
Name	Granted (#)	Financial Year	($/Security)	Grant ($/Security)	Expiration Date

Dominic D’Alessandro	347,000	16.58%	$48.05	$48.05	February 11, 2014

Peter Rubenovitch	64,000	3.06%	$48.05	$48.05	February 11, 2014

Donald Guloien	64,000	3.06%	$48.05	$48.05	February 11, 2014

John D. DesPrez III	76,000	3.63%	$48.05	$48.05	February 11, 2014

James M. Benson (1)	–	–	–	–	–

(1)	Mr. Benson did not receive stock options from the Company in 2004, but will be eligible to receive stock options in 2005.
Aggregated Option Exercisable During the Most Recently Completed Financial Year and Financial Year-End Option Values
The following table shows the number of securities acquired on exercise and the aggregate value of stock options exercised by Named Executive Officers during 2004. The table also shows the aggregate number of stock options each Named Executive Officer held and the value of these options as at December 31, 2004. The value of unexercised in-the-money options at December 31, 2004 is equal to the difference between the exercise price of the options and the closing price of the Common Shares on the TSX reported on the last trading day prior to year-end, which was $55.40 per Common Share.

	Securities	Aggregate				Value of Unexercised
	Acquired on	Value		Unexercised Options		In-the-Money Options as at
Name	Exercise	Realized		as at December 31, 2004		December 31, 2004
(#) ($) (#) ($)

				Exercisable	Unexercisable	Exercisable	Unexercisable

Dominic D’Alessandro	–	–		1,819,460	782,872	$39,042,037	$9,382,174

Peter Rubenovitch	–	–		196,400	156,500	$3,680,495	$1,899,025

Donald Guloien	–	–		184,400	152,500	$3,516,695	$1,844,425

John D. DesPrez III	–	–		206,100	177,000	$3,652,530	$2,103,250

James M. Benson	350,466	$7,155,157	(1)	5,123	88,896	$138,841	$1,193,599

(1)	The aggregate value realized for Mr. Benson has been converted at an average exchange rate of Cdn$1.3518 per US$1.
          34      MFC Proxy Circular

Pension Plans – Canada
Of the Named Executive Officers, Messrs. Benson and DesPrez do not participate in the Company’s Canadian pension plan because they reside in the United States.
Defined Benefit Plan Disclosure
The following table sets forth the total estimated annual benefits payable at the normal retirement age of 65 to executive officers under the Company’s Canadian Staff Pension Plan and individual retirement agreements.
Projected Estimated Annual Pension Benefits at Age 65 from the Canadian Staff Pension Plan and
Individual Retirement Agreements

Estimated Annual Benefits Payable (Cdn$)

	Years of Credited Service at Retirement
Pensionable Earnings
	15	20	25	30	35

$400,000	$116,000	$154,000	$193,000	$232,000	$270,000

$600,000	$176,000	$234,000	$293,000	$352,000	$410,000

$800,000	$236,000	$314,000	$393,000	$472,000	$550,000

$1,000,000	$296,000	$394,000	$493,000	$592,000	$690,000

$1,500,000	$446,000	$594,000	$743,000	$892,000	$1,040,000

$2,000,000	$596,000	$794,000	$993,000	$1,192,000	$1,390,000

$3,000,000	$896,000	$1,194,000	$1,493,000	$1,792,000	$2,090,000

$4,000,000	$1,196,000	$1,594,000	$1,993,000	$2,392,000	$2,790,000

$5,000,000	$1,496,000	$1,994,000	$2,493,000	$2,992,000	$3,490,000

$6,000,000	$1,796,000	$2,394,000	$2,993,000	$3,592,000	$4,190,000

Canadian domiciled executive officers promoted or hired prior to January 1, 1999 continue to participate in the Defined Benefit component of the Canadian Staff Pension Plan. The Company has also entered into individual retirement agreements to provide supplemental pension benefits to certain executive officers, including Named Executive Officers, where retirement income is payable for the life of the executive officer, with a minimum guarantee of 120 monthly payments.
Pensions are based on credited service and average pensionable earnings at retirement. Pensionable earnings are calculated as the highest average of the base salary and bonus earned over any 36 consecutive months. The pension benefit is determined by years of credited service multiplied by the sum of 1.3 per cent of pensionable earnings up to the average of the last three years maximum pensionable earnings (“YMPE”) and two per cent of the excess of pensionable earnings over the final average YMPE ($39,833 for 2004). This pension is determined without regard to the maximum pension limit for registered pension plans under the Income Tax Act (Canada). The pension benefit is not subject to any deduction for social security or other offset amounts such as Canada/ Quebec Pension Plans.
Additional Pension Disclosure
For purposes of providing increased disclosure to shareholders, the following table shows, for each Named Executive Officer participating in the Canadian Staff Pension Plan and in individual retirement agreements: years of credited service as at December 31, 2004 and as at the normal retirement age of 65, estimated annual benefit payable assuming retirement at December 31, 2004 and at the normal retirement age of 65, 2004 service cost, and the accrued obligation at the end of 2004.

	Years of Service		Annual Benefit Payable(4)
	(Years)		(Cdn$)			Accrued Obligation
					2004 Service	at December 31,
	December 31,		December 31,		Cost(5)	2004(6)
Name	2004	Age 65	2004	Age 65	(Cdn$)	(Cdn$)

Dominic D’Alessandro(1)	21.8	33.0	$1,626,900	$2,957,000	$1,587,000	$18,341,000

Peter Rubenovitch(2)	18.8	31.4	$326,600	$806,900	$625,000	$5,947,000

Donald Guloien (3)	23.8	41.2	$0	$1,075,500	$296,000	$7,109,000

The Canadian Staff Pension Plan is a funded plan whereas the individual retirement agreements are not funded. Following the methods prescribed by the Canadian Institute of Chartered Accountants, the Canadian Staff Pension Plan has an unfunded liability of $38,067,000 as at December 31, 2004. The individual retirement agreements in aggregate have an unfunded liability of $180,542,000 of which $122,618,000 has already been charged to earnings.
Footnotes:

(1)	The years of service and service cost include a double service pension credit for 2004. Pursuant to an individual retirement agreement between the Company and Mr. D’Alessandro, effective April 28, 2004, Mr. D’Alessandro will earn two years of credited service for each future year of Company service up to February 7, 2009.
MFC Proxy Circular       35

(2)	The years of service and service cost include a double service pension credit for 2004. Pursuant to an individual retirement agreement between the Company and Mr. Rubenovitch, Mr. Rubenovitch will also earn two years of pension service for each future year of Company service up to August 1, 2005.
(3)	Mr. Guloien is not eligible for early retirement as at December 31, 2004.

(4)	Based on current pensionable earnings and credited service to date/age stated.
(5)	The 2004 service cost is the value of the projected pension earned for the current year of service. The values have been determined as at December 31, 2004, using the same actuarial assumptions as for determining the pension plan obligations at December 31, 2004 as disclosed in Note 18 of the Company’s 2004 consolidated financial statements and by using the actual pensionable earnings for 2004.
(6)	The accrued obligation is the value of the projected pension earned for service to December 31, 2004. The values have been determined using the same actuarial assumptions as for determining the pension plan obligations at December 31, 2004 as disclosed in Note 18 of the Company’s 2004 consolidated financial statements and by using the actual pensionable earnings for 2004.
General Notes:

•	The values shown above include pension benefits provided by the Company’s registered pension plan and individual retirement agreements.
•	All members are currently vested in their pension entitlements earned to December 31, 2004.
•	Under the provisions of their respective Change in Control agreements, Messrs. D’Alessandro, Rubenovitch and Guloien’s pension benefits will continue to accrue during the severance payment period.
•	In accordance with generally accepted accounting principles, the amounts above make no allowance for the different tax treatment of the portion of pension not paid from the registered pension plan.
•	All amounts shown above are estimated based on assumptions, which represent contractual entitlements that may change over time.
•	The method and assumptions used to determine estimated amounts will not be identical to the method and assumptions used by other issuers and as a result, the figures may not be directly comparable across issuers.
Pension Plans – U.S.
U.S. domiciled executives earn pension benefits through plan membership in the following Retirement Plans:

•	For executives employed by The Manufacturers Life Insurance Company (U.S.A.) prior to and subsequent to the merger:

•	Manulife Financial U.S. Cash Balance Plan (“Manulife U.S. Pension Plan”); and

•	Manulife Financial U.S. Supplemental Cash Balance Plan (“Manulife U.S. Supplemental Pension Plan”).

•	For executives employed by John Hancock prior to and subsequent to the merger:

•	John Hancock Financial Services, Inc. Pension Plan (“John Hancock Pension Plan”); and

•	Nonqualified Pension Plan for Certain John Hancock Management Employees (“John Hancock Nonqualified Pension Plan”).
Manulife U.S. Pension Plan
Under this defined benefit pension plan, a notional account is established for each participant. The account receives company contribution credits based on credited service and eligible compensation. Eligible compensation is calculated as base salary, bonus and overtime pay, if applicable. The account earns semi-annual interest credits based on the yield of one-year Treasury Constant Maturities in effect on the last business day of each month in the 12-month period ending on the November 30 of the preceding calendar year plus 0.25%, subject to a minimum interest credit of 5.25%. The yearly maximum amount of eligible compensation allowed under the qualified plan in 2004 was $205,000. Benefits payable at the normal retirement age of 65 are determined by the value of the employee’s cash balance account at their pension commencement date. The normal form of pension payment under the plan is a life annuity, with various choices available, including a lump sum. The pension benefit is not subject to any deduction or offset of U.S. Social Security.
Manulife U.S. Supplemental Pension Plan
Executive officers are also eligible for benefits under the Manulife U.S. Supplemental Pension Plan. This is a non-contributory, non-qualified defined benefit plan. During the period of an executive’s active participation in the plan, annual Company contribution credits are made on the portion of the executive’s eligible compensation in excess of $205,000 for 2004. Interest is credited under this plan at the same rate as the Manulife U.S. Pension Plan. The normal form of payment under the plan is a lump sum, although participants may elect to receive payment in the form of an annuity.
Manulife Financial U.S. Contribution Credits for Manulife U.S. Pension Plan and Manulife U.S. Supplemental Pension Plan

	% Eligible	% Eligible
	Compensation	Compensation
Years of Credited Service	up to $205,000	over $205,000

1 – 5	4	4
6 – 10	5	5
11 – 15	7	5
16 – 20	9	5
21 or more	11	5

          36      MFC Proxy Circular

Projected Estimated Pension Benefits at Age 65 Payable as an Annual Annuity from Manulife U.S. Pension Plan and Manulife U.S. Supplemental Pension Plan

Estimated Annual Benefits Payable (US$)

	Years of Credited Service

Eligible Compensation	10	15	20	25	30	35

$ 400,000	$19,400	$36,600	$60,900	$94,300	$137,500	$193,600

$ 600,000	$29,100	$54,000	$88,100	$134,300	$194,200	$271,800

$ 800,000	$38,800	$71,300	$115,300	$174,300	$250,800	$349,900

$1,000,000	$48,500	$88,600	$142,500	$214,400	$307,500	$428,100

$1,500,000	$72,800	$131,900	$210,600	$314,500	$449,100	$623,500

$2,000,000	$97,000	$175,300	$278,700	$414,600	$590,700	$818,900

General Notes:
Amounts above assume:

•	Level annual compensation in all years of employment; and
•	Cash balance accounts are updated using 2004 interest crediting rate of 5.25% for future years and are converted to annuities based on the interest rate and mortality table prescribed for 2004 conversions.
John Hancock Pension Plan
Under the John Hancock Pension Plan, a notional account is established for each participant. The account is credited with Company contribution credits equal to 4 per cent of eligible compensation up to the Social Security wage base ($87,900 for 2004), plus 8 per cent of eligible compensation in excess of the Social Security wage base (subject to a maximum qualified compensation limit of $205,000 in 2004). Eligible compensation is calculated as base salary (excluding any deferred compensation under a Company-sponsored deferred compensation plan) and bonus. Each individual account earns a daily interest credit based on the annual interest rate in effect for the calendar year. The rate is set each January 1 and remains in effect for the following 12 months. The interest rate equals the average yield on 10-year U.S. Treasury bonds for the 12 months ending September 30 of the prior calendar year. Benefits payable at the normal retirement age of 65 are determined by the value of the employee’s cash balance account at their pension commencement date. The normal form of pension payment under the plan is a life annuity, with various choices available, including a lump sum. The Pension benefit is not subject to any deduction or offset of U.S. Social Security.
John Hancock Nonqualified Pension Plan
Executives are also eligible for benefits under the John Hancock Nonqualified Pension Plan. This is a non-contributory, non-qualified plan. During the period of an executive’s active participation in the plan, 8 per cent of eligible compensation (for purposes of this plan, this includes deferred compensation under a Company-sponsored deferred compensation plan) in excess of the Internal Revenue Service yearly maximum limit of compensation ($205,000 in 2004) is credited to an account. Interest is credited under this plan at the same rate as the John Hancock Pension Plan. The normal payment is either a single life annuity or a joint and survivor annuity, based on the marital status of the executive, with the same optional benefit forms as under the John Hancock Pension Plan.
Projected Estimated Pension Benefits at Age 65 Payable as an Annual Annuity from the John Hancock Pension Plan and the John Hancock Nonqualified Pension Plan

Estimated Annual Benefits Payable (US$)

	Years of Credited Service

Eligible Compensation	5	6	7	8	9	10

$ 400,000	$14,300	$17,500	$20,500	$23,400	$26,100	$29,600

$ 600,000	$23,100	$27,800	$32,300	$36,700	$40,900	$46,300

$ 800,000	$31,900	$38,200	$44,200	$50,000	$55,600	$63,000

$ 1,000,000	$40,700	$48,500	$56,100	$63,300	$70,300	$79,700

$ 1,500,000	$62,700	$74,500	$85,700	$96,600	$107,000	$121,400

$ 2,000,000	$84,700	$100,400	$115,400	$129,900	$143,800	$163,100

General Notes:
Amounts above assume:

•	Level annual compensation in all years of employment; and
•	Cash balance accounts are updated using 2004 interest crediting rate of 3.95% for future years and are converted to annuities based on the interest rate and mortality table prescribed for 2004 conversions.
MFC Proxy Circular       37

Additional Pension Disclosure
For purposes of providing increased disclosure to shareholders, the following table shows, for each Named Executive Officer participating in the U.S. qualified and non-qualified Retirement Income Programs, years of service as at December 31, 2004 and as at the normal retirement age of 65, estimated annual benefits payable assuming retirement at December 31, 2004 and at the normal retirement age of 65, 2004 service cost, accrued obligation at the end of 2004 and the account balance at the end of 2004.

	Years of Service		Annual Benefit Payable(2)			Accrued	Account
	(Years)		(US$)		2004	Obligation	Balance at
					Service	at December 31,	December 31,
	December 31,		December 31,		Cost(3)	2004(4)	2004
Name	2004	Age 65	2004	Age 65	(US$)	(US$)	(US$)

James M. Benson (1)	2.0	8.75	$0	$134,700	$112,300	$233,900	$191,900

John D. DesPrez III	14.0	31.0	$35,300	$294,800	$55,000	$771,000	$485,100

Footnotes:

(1)	Mr. Benson is not currently vested in his pension entitlements earned to December 31, 2004. Had he been vested on December 31, 2004, his annual benefit payable would have been $14,170.
(2)	Based on current eligible compensation and credited service to date/age stated.
(3)	The 2004 service cost is the value of the projected pension earned for the current year of service. The values have been determined as at December 31, 2004 using the same actuarial assumptions as for determining pension plan obligations as at December 31, 2004 as disclosed in Note 18 of the Company’s 2004 consolidated financial statements and by using the actual eligible compensation earned for 2004.
(4)	The accrued obligation is the value of the projected pension earned for service to December 31, 2004. The values have been determined using the same actuarial assumptions as for determining the pension plan obligations as at December 31, 2004 as disclosed in Note 18 of the Company’s 2004 consolidated financial statements and by using the actual eligible compensation earned for 2004.
General Notes:

•	The values shown above include pension benefits provided by qualified and non-qualified plans.
•	Under the provisions of Mr. DesPrez’s Change in Control agreement, Mr. DesPrez’s pension benefits will continue to accrue during the severance payment period.
•	In accordance with generally accepted accounting principles, the amounts above make no allowance for the different tax treatment of the portion of pension not paid from the qualified plan.
•	All amounts shown above are estimated based on assumptions, which represent contractual entitlements that may change over time.
•	The method and assumptions used to determine estimated amounts will not be identical to the method and assumptions used by other issuers and as a result, the figures may not be directly comparable across issuers.
The Manulife U.S. Pension Plan and the John Hancock Pension Plan are funded qualified plans whereas the Manulife U.S. Supplemental Pension Plan and the John Hancock Nonqualified Pension Plan are non-qualified unfunded plans. Following the methods prescribed by the Canadian Institute of Chartered Accountants, the Manulife U.S. Pension Plan and the John Hancock Pension Plan have an unfunded liability of $4,282,000 and a surplus of $348,347,000 respectively as at December 31, 2004 whereas the Manulife U.S. Supplemental Pension Plan and the John Hancock Nonqualified Pension Plan have unfunded liabilities of $27,594,000 and $238,871,000 respectively of which $20,130,000 and $235,847,000 respectively have already been charged to earnings.
The aggregate value of the 401(k) Savings Plan Accounts for Mr. Benson and Mr. DesPrez is $59,104 and $307,970 respectively as at December 31, 2004.
Employment Agreements
Dominic D’Alessandro entered into a new employment agreement with Manufacturers Life at the time of the merger on April 28, 2004, and this agreement will terminate December 31, 2008. The agreement states that Mr. D’Alessandro will receive payments equal to 24 months of compensation based on his annual base salary, short-term incentive and Executive Flexible Spending Account if a termination occurs without just and proper cause. All benefits will continue for the 24 months, except additional pension, extended employment agreement credits and long-term disability, all of which cease immediately upon termination. Participation under existing mid-term incentive and long-term incentive grants, but not future grants, will continue up to 24 months. If Mr. D’Alessandro’s employment is terminated without just and proper cause on or before December 31, 2005, his payments and benefits will be extended from 24 to 36 months.
In September 1999, Messrs. D’Alessandro, Rubenovitch, Guloien and DesPrez entered into Change in Control agreements. These agreements protect shareholder interests by removing the distractions of a Change in Control on key employees of the Company. These agreements allow key employees to focus on the business of the Company by providing security and incentives to remain with the Company. For the purpose of the Change in Control agreements, “Change in Control” is defined as follows:

•	An acquisition of 20% of the Company’s voting shares;

•	A majority change in the Board of Directors of the Company; or

•	A management agreement with another insurance company or financial institution that transfers the management of the Company or Manufacturers Life.
The Change in Control provisions will be triggered under the following circumstances:

•	For Mr. D’Alessandro – a voluntary termination within a specified protection window following a Change in Control.

•	For Messrs. Rubenovitch, Guloien and DesPrez – an involuntary or constructive termination within a specified protection window following a Change in Control.
The Change in Control severance will be paid as a lump sum at three times the annual compensation (base salary and annual incentive only) for Mr. D’Alessandro, subject to reduction as he nears the end of his current employment contract. It will be paid at two times the annual compensation (base salary and annual incentive only) for Messrs. Rubenovitch, Guloien and DesPrez. At the time of Change in Control, long-term incentives and retirement benefits will vest. In addition, benefits will continue for the two-year period covered by the severance payment.
          38      MFC Proxy Circular

Mr. Benson joined the Company from John Hancock on April 28, 2004. He has Change in Control conditions similar to the other Named Executive Officers, with significant differences being:

•	“Change in Control” is defined as when a person commences a tender offer (with adequate financing) for securities representing at least 10% of the Company’s voting shares; and

•	Change in Control severance is defined as three times annual compensation (base salary, target annual incentive and long-term incentive award).
Supplemental Information – Total Compensation Summary 2005
In assessing the competitiveness of the compensation programs for the Company’s senior officers, the Compensation Committee considers all aspects of compensation including cash compensation (salary and short-term incentives), equity-based awards (RSUs, stock options and DSUs) and other perquisites and benefits, including pension programs.
The Company’s policy is to review the compensation of executive officers early in the fiscal year for the current year. While the decisions that took place in early 2005 by the Compensation Committee and the Governance Committee in respect of salaries, stock options and RSU awards for Named Executive Officers do not have to be reported by the Company in this Proxy Circular, the Company believes that this information would be of interest to shareholders. The following disclosure is intended to provide shareholders with an indication of the total 2005 compensation for each of the Company’s Named Executive Officers.

				2005 Stock		2005
	Cash Compensation		MTIP	LTIP	Pension	Total
		2004 Bonus	2005 RSU	Option Grant	2004 Service	Estimated

Name	2005 Salary	(paid in 2005) Grant Value Value Cost Compensation

Dominic D’Alessandro	$1,300,000	$3,700,800	$4,225,000	$4,225,000	$1,587,000	$15,037,800

Peter Rubenovitch	$780,000	$1,110,240	$800,000	$800,000	$625,000	$4,115,240

Donald Guloien	$780,000	$1,221,264	$800,000	$800,000	$296,000	$3,897,264

John D. DesPrez III	$780,000	$1,110,240	$800,000	$800,000	$145,990	$3,636,230

James M. Benson	$780,000	$1,110,240	$800,000	$800,000	$71,500	$3,561,740

General Notes:

•	Base salary increases take effect March 1, 2005. Base salaries have been converted to Canadian dollars using an exchange rate of Cdn$1.30 per US$1.
•	Annual bonuses are the same as reported in the Statement of Executive Compensation. Bonus amounts have been converted to Canadian dollars using an exchange rate of Cdn$1.2336 per US$1.
•	RSUs were awarded on February 15, 2005 at a share price of Cdn$58.01 with 100% vesting within three years, subject to a performance condition. The number of RSUs granted to each of the Named Executive Officers was: Mr. D’Alessandro 72,832 units, Mr. Rubenovitch 13,791 units, Mr. Guloien 13,791 units, Mr. DesPrez 13,791 units and Mr. Benson 13,791 units.
•	Stock options were awarded on February 15, 2005 at a grant price of Cdn$58.01 with a ten-year term and 25% vesting each year for the first four years. The number of stock options granted to each of the Named Executive Officers was: Mr. D’Alessandro 338,755 stock options, Mr. Rubenovitch 64,143 stock options, Mr. Guloien 64,143 stock options, Mr. DesPrez 64,143 stock options and Mr. Benson 64,143 stock options.
•	Pension service cost amounts are the same as reported in the 2004 “Pension Plans – Canada” and “Pension Plans – U.S.” sections for illustrative purposes. The pension service costs for Messrs. DesPrez and Benson have been converted to Canadian dollars using an exchange rate of Cdn$1.30 per US$1.
Directors, Executive Officers and Senior Officers – Indebtedness
As at March 4, 2005 the aggregate indebtedness to the Company of all officers, Directors and employees and former officers, Directors and employees of the Company or its subsidiaries, excluding routine indebtedness, amounted to $5,734,276. As at March 4, 2005, no Director had any indebtedness to the Company. In addition, no executive officer or senior officer or their associates had any indebtedness to the Company, other than routine indebtedness. Any loans to executive officers and senior officers are in compliance with the provisions of the SOX.
Directors’ and Officers’ Insurance
The Company maintains a Directors’ and Officers’ Liability Insurance policy with a policy limit of US$150 million. The policy is renewed annually. The current policy expires March 31, 2005 and has an annual premium of US$5.9 million.
The policy provides protection to Directors and Officers against liability incurred by them in their capacities as Directors and Officers of the Company and its subsidiaries. The policy also provides protection to the Company for claims made against Directors and Officers for which the Company has granted Directors and Officers indemnity, as is required or permitted under applicable statutory or by-law provisions.
MFC Proxy Circular       39

Directors’ Approval

This Proxy Circular is dated as of March 16, 2005 and except as otherwise indicated, all the information contained in this Proxy Circular is given as of that date. The Board of the Company has approved the contents and the distribution of this Proxy Circular to shareholders.
Christer Ahlvik
Corporate Secretary
March 16, 2005
Additional Information
Financial Information of the Company is provided in the Company’s consolidated financial statements for the year ended December 31, 2004, and management’s discussion and analysis of the Company’s financial condition and results of operations for 2004.
The Company’s annual information form includes additional information on the Audit Committee under the section entitled “Audit & Risk Management Committee,” including composition, relevant education and experience, and the charter of the Audit Committee.
To obtain a copy of the Company’s latest annual information form, the audited annual financial statements, the management’s discussion and analysis of the Company’s financial condition and results of operations for 2004, any interim financial statements filed after the filing of the most recent annual financial statements, this Proxy Circular, or other information on the Company, please visit the Company’s profile on www.sedar.com or our web site at www.manulife.com or, alternatively, you may send your request to:
Investor Relations
Manulife Financial Corporation
200 Bloor Street East, ST-11
Toronto, ON
Canada M4W 1E5
Telephone: 1-800-795-9767
Fax:  (416) 926-3503
E-Mail:  investor relations@manulife.com
Procedures for Considering Shareholder Proposals
The Company’s governing legislation, the Act, addresses the rights of shareholders to submit a proposal and the obligations of the Company in respect of proposals submitted.
The right of a shareholder to submit a proposal is subject to certain conditions set forth in the Act. The Company must attach any shareholder proposals complying with the requirements of the Act to the Notice of Meeting, together with a statement in support of the proposal from the shareholder, if requested. Under the Act, a shareholder proposal must be received at least 90 days before the anniversary date of the Company’s previous annual meeting.
The Governance Committee reviews shareholder proposals to determine whether they satisfy the conditions in the Act, before making a recommendation to the Board.
The deadline for submission of proposals to be considered for the 2006 Annual Meeting is February 6, 2006.
Send all proposals in writing to:
Corporate Secretary
Manulife Financial Corporation
200 Bloor Street East, NT-10
Toronto, ON
Canada M4W 1E5
Fax: (416) 926-3041
With a copy to:
Senior Vice President, Business Development and
Investor Relations
Manulife Financial Corporation
200 Bloor Street East, ST-11
Toronto, ON
Canada M4W 1E5
Fax: (416) 926-3503
          40      MFC Proxy Circular

Appendix A:  Shareholder Proposals
The following six Shareholder Proposals have been submitted for consideration at the Annual Meeting of shareholders. The Board of Directors’ response, including its recommendation, follows each proposal.
The following three proposals have been submitted by the Association de protection des épargnants et investisseurs du Québec (APÉIQ), 82, rue Sherbrooke Ouest, Montréal, Quebec H2X 1X3. The proposals and APÉIQ’s supporting comments (translated from French to English) are set out in italics below.
PROPOSAL NO. 1
It is proposed that Manulife Financial Corporation limit to ten the number of years during which an independent director may sit on the board of directors.
Due to the complexity of the economic, technological and political contexts in which corporations operate, new directors require a period of familiarization. Therefore, it is normal that a director sit on the board of directors for a few years, after acquiring a good understanding of the corporation’s issues.
Change is also part of a corporation’s evolution. Given this, it is in the interest of corporations to regularly renew their board of directors by calling on people who not only bring new skill sets but can analyze the corporation’s challenges with a certain perspective. Time after time, Warren Buffet, who has an in-depth knowledge of the way boards of directors operate, has spoken out against the spirit of conformity that reigns in board rooms and he has drawn attention to the problems related to the loss of objectivity and critical capacity on the part of directors. A constant renewal of independent directors counters the adverse effects of extended involvement on a corporation’s board of directors; these effects include a blunted capacity for perceiving and analyzing as well as an inhibition to express views that are objectionable to colleagues or officers.
The Board of Directors recommends shareholders vote AGAINST the proposal for the following reasons:
While the concepts of review and renewal of the Board of Directors are important items, the Company does not support specific and rigid term limits that would arbitrarily require our most experienced directors to retire. This would not be in the best interests of the Company and its shareholders.
The Company is of the view that competency and contribution, not length of tenure, should be the main factors in determining ongoing service on the Board. The Board, through the Corporate Governance and Nominating Committee, conducts annual formal evaluations of the Board and individual directors prior to nominating individuals to stand for election to the Board. This review process includes a review of the contributions, qualifications and time commitment of each director to determine whether he or she continues to be suitable for membership on the Board. The review process also includes a written Board Effectiveness Survey and meetings with the Chair of the Board to discuss performance. Additionally, all directors are required to offer their resignation to the Chair of the Board on a change in principal occupation or country of residency at any time during the year. The Board is also able to regularly refresh the responsibilities and dynamics of the Board by rotating memberships of the committees of the Board.
Given the complexity of the Company’s business and the breadth of the Board’s responsibilities, the Board feels that it is in the best interests of the Company to recruit and retain experienced directors. The current practices and policies of the Company ensure effective review and renewal of directors without arbitrarily disqualifying desirable candidates based on tenure.
The Board of Directors recommends that shareholders vote against Proposal No. 1.
PROPOSAL NO. 2
It is proposed that Manulife Financial Corporation introduce a cumulative voting mechanism for electing members of the board of directors, thereby giving minority shareholders a much more active role in appointing directors.
Electing members of the board of directors is one of the fundamental rights of shareholders. The codes of good governance adopted by various countries encourage the improvement of the processes for choosing and electing directors. Cumulative voting is a provision of Canadian legislation to favour the expression of the wishes of minority shareholders in the process of electing a corporation’s directors. This mechanism allows all or a portion of the votes held by a shareholder to be cast for one or more candidates for the various director positions of a corporation. In order for cumulative voting to be exercised by the shareholders, a corporation must implement the mechanism. Given the responsibilities of a board of directors to guide senior management and its duty to look after the interests of shareholders and of the corporation, it is indispensable that shareholders be able to participate much more actively in choosing the directors of business corporations.
The Board of Directors recommends shareholders vote AGAINST the proposal for the following reasons:
The Company believes that the primary responsibility of the Board of Directors is to represent the interests of all shareholders on an equal basis. The Company believes that cumulative voting is contrary to the best interests of the Company’s shareholders as a whole.
With cumulative voting, each shareholder receives a number of votes equal to the number of shares owned by the shareholder multiplied by the number of director nominees, and can direct those votes to any one candidate. As a result, the holders of a comparatively small percentage of the outstanding shares are able to support the election of a single director who could advance their particular interests.
Cumulative voting is primarily used to allow minority shareholders to elect a director in a corporation that has a controlling or significant shareholder. Under the Insurance Companies Act (Canada) no person is allowed to own more than 10% of the shares of the Company without the prior approval of the Minister of Finance. As a result, cumulative voting is not required or appropriate for the Company.
The Board of Directors recommends that shareholders vote against Proposal No. 2.
PROPOSAL NO. 3
It is proposed that Manulife Financial Corporation replace the share option plan for officers with a plan for granting restricted shares that must be held for at least two years.
Share option plans must be eliminated because they have contributed to undermining the credibility of corporations’ compensation policies. These plans are inequitable towards shareholders as a whole and it has been demonstrated that share option plans are not compatible with long term management.
MFC Proxy Circular       41

From the point of view of shareholders, restricted share grants will have the effect of motivating officers to manage as owners with a more long term view of objectives. Moreover, the costs of compensating senior officers will be more easily identifiable on financial statements. It is important to grant restricted shares that must be held for at least two years, thereby requiring officers to keep the shares for a minimum period of time before trading them. In this way, officers will be less inclined to seek short term profit. That is why many corporations in the United States have chosen to replace share option plans with restricted share grant plans.
The Board of Directors recommends shareholders vote AGAINST the proposal for the following reasons:
The Management Resources and Compensation Committee of the Board, which is comprised entirely of independent directors, reviews at least annually the compensation programs of the Company. The Company’s compensation programs have been designed with a pay for performance philosophy in which pay at risk, through short, mid and long-term incentive plans, helps to focus executives on achieving desired short, mid and long-term organizational goals. The Board feels that these programs are a contributing factor to the Company’s success over recent years, through the motivation and retention of talented executives. Specifically, the Board feels that the current focus of stock options at the most senior executive levels, who can most impact on the Company’s long-term performance, is an appropriate incentive to align these individuals with shareholder interests over the long-term.
As background, the Executive Stock Option Plan (“ESOP”) was introduced in 2000 for executive officers and approved by shareholders at the 2000 Annual and Special Meeting. In 2003, the Company introduced restricted share units (“RSUs”) as a mid-term incentive with three-year vesting for executive officers to replace a significant portion of the stock options granted under the ESOP. The following chart illustrates the extent to which RSUs have replaced stock options as a percentage of all mid and long-term incentives:

	Prior to 2003		Starting in 2003

Level	Stock Options %	RSUs %	Stock Options %	RSUs %

President & CEO	100%	0%	50%	50%

Senior Executive Vice President	100%	0%	50%	50%

Executive Vice President	100%	0%	50%	50%

Senior Vice President	100%	0%	30%	70%

Vice President	100%	0%	30%	70%

Assistant Vice President	100%	0%	0%	100%

In 2005, stock options will represent one-third of the expected value of all mid and long-term incentives granted, and will be granted to only 30% of eligible executive officers.
The Company also promotes the alignment of senior executives with the interests of shareholders through its executive stock ownership guidelines. These guidelines, which were introduced in 2000 and increased in 2004, require senior executives to acquire sizable Company shareholdings within five years of reaching the specified level. The stock ownership guidelines can be found in the section “Report of the Management Resources and Compensation Committee”. Neither stock options nor RSUs are included as stock ownership for the purposes of meeting the stock ownership guidelines.
The Board of Directors recommends that shareholders vote against Proposal No. 3.
The following three proposals have been submitted by Mr. J. Robert (Bob) Verdun, 153-B Wilfred Avenue, Kitchener, Ontario N2A 1X2, telephone: 519-574-0252; e-mail: bobverdun@rogers.com. The proposals and Mr. Verdun’s supporting comments are set out verbatim in italics below.
PROPOSAL NO. 4
Candidates for Director must receive at least 75% support.
Shareholders encourage the Board and Management to apply industry-leading standards to all matters relating to corporate governance. In this context, all candidates for election to the Board of Directors must henceforth earn an “A” grade in the voting by the shareholders. Specifically, no candidate shall be elected to the Board of Directors unless that individual receives the support of at least 75% of the voting shareholders. This policy shall be implemented in full compliance with the Insurance Companies Act.
Shareholder’s Explanation: The applicable legislation clearly intends that Directors should be chosen in fully-contested elections. However, as long as standard corporate practice prevents truly-democratic contests, no Director has a valid mandate unless shareholders have a realistic opportunity of casting a meaningful vote. The 75% threshold is high enough to be meaningful but not so high as to encourage irresponsible protest votes. Nortel Networks Corporation requires its candidates to receive a minimum of 66.7% of the votes cast by shareholders in order to be elected as Directors. If a company with such disgraceful reputation accepts Directors who earn only a “B” grade from the company’s owners, the shareholders of Manulife should accept nothing less than an “A” standard. Manulife does not want to find itself in a position similar to that of The Bank of Nova Scotia, which in 2004 “elected” Gerald Schwartz as a Director, even though he had the worst attendance record of any Director of any major Canadian bank, and he was supported by only 61.3% of the voting shareholders.
Note: The Company is required by the Insurance Companies Act (Canada) to include the foregoing shareholder statements in this Proxy Circular but the Company in no way agrees with, supports or endorses in any way, or for any purpose, the statements (or any of them) made therein.
The Board of Directors recommends shareholders vote AGAINST the proposal for the following reasons:
The Company cannot implement this proposal as it is contrary to the provisions of the Insurance Companies Act (Canada) (“Act”), the governing legislation of the Company. Section 173(3) of the Act provides that the number of directors to be elected at any annual meeting of the shareholders be such number as is fixed by the directors prior to the annual meeting. Section 175(1) of the Act provides that “Except where the Act or the by-laws of a company provide for cumulative voting, the persons, to the number authorized to be elected, who receive the greatest number of votes at an election of directors of a company shall be the directors thereof.” The Act does not allow minimum voting thresholds in the election of directors.
The Board of Directors believes that, in any event, this proposal would confer no additional benefit to shareholders of the Company. An overwhelming majority of votes cast in respect of the election of the Company’s directors are voted in favour. Last year, every nominee received approval of more than 98% of votes cast. The Corporate Governance and Nominating Committee, which is comprised entirely of independent directors, exercises independent judgment in recommending candidates for election to the Board. Shareholders have the ability to
          42      MFC Proxy Circular

withhold a vote for a particular nominee. If a nominee were to receive less than a substantial majority of votes, the Committee may consider that in the context of its recommendations for the nominees at the next annual meeting.
The Board of Directors recommends that shareholders vote against Proposal No. 4.
PROPOSAL NO. 5
Directors who change principal occupation shall resign.
It shall be the policy of Manulife Financial Corporation to require any Director who experiences a significant change in principal occupation to resign as soon as practical. (A promotion within the same company shall not constitute a change for the purpose of this policy.) A Director who resigns may return to the Board if he or she achieves the necessary level of support from the voting shareholders at the next general meeting. In order to ensure continuity in a key role, the Board shall have the discretion to decline the resignation in the case of an individual who has specific skills that Manulife is relying upon, or who has been given a major leadership position, such as chairing the Board itself or the audit committee. A public statement shall be issued to explain why any resignation has been declined by the Board.
Shareholder’s Explanation: Expanding upon any internal policy requiring such resignations, this proposal would make it formal and transparent. The Board’s nominating committee weighs several factors in its selection of candidates for Director, but the most significant is the individual’s current principal occupation. If a Director leaves his or her position or profession, it is an obvious time for the shareholders to reassess the appropriateness of the individual’s continued membership on the Board. Directors who successfully stand for re-election would have renewed mandates in their changed circumstances, which would strengthen their ability to represent the shareholders independently and effectively. A formal policy requiring all Directors who change principal occupation to resign avoids placing the Company in the potentially-difficult position of having to remove an individual who has lost his or her position due to a scandalous situation.
The Board of Directors recommends shareholders vote AGAINST the proposal for the following reasons:
The Board has in place procedures which require a director who changes his or her principal occupation or country of residency to offer his or her resignation to the Chair of the Board. The Chair will discuss the director’s circumstance with the Corporate Governance and Nominating Committee which is comprised entirely of independent directors.
This procedure allows the Corporate Governance and Nominating Committee the opportunity to assess the nature of the change, its impact on the Board and Board Committees and other relevant factors. The Corporate Governance and Nominating Committee will make a recommendation to the Board to either accept or decline the director’s resignation depending on the circumstances.
The Board’s current procedures are much more appropriate and flexible than the approach recommended by the shareholder’s proposal. The Board believes that good governance requires this procedure so that a director who would continue to be a valuable Board member is not lost as a result of an inflexible policy.
The Board of Directors recommends that shareholders vote against Proposal No. 5.
PROPOSAL NO. 6
Meaningful quorums.
Regardless of any lower standards that might be allowed in legislation, it is in the best interests of all stakeholders in Manulife Financial Corporation to have a high level of participation in the annual meeting. Henceforth, the quorum for the annual meeting shall be the participation in person or by proxy of the owners of not less than 50% of the common voting shares of Manulife Financial Corporation (MFC). With respect to the annual meeting of the voting policyholders and sole shareholder of the Manufacturers Life Insurance Company (of which MFC is the sole shareholder), MFC shall take the necessary actions to raise the quorum to 10% of the voting policyholders.
Shareholder’s Explanation: For the past two years, essential materials for the annual meetings of Manulife Financial Corporation and Manufacturers Life Insurance Company have been distributed very late, and might even have been beyond the time allowed by law. Participation in the meetings was very low. Only 47% of the owners of common shares submitted their votes for the meeting held April 29, 2004. Even more distressing, fewer than 2% of the voting policyholders participated in their annual meeting on April 29, 2004. By setting a higher level of participation (quorum), MFC is proving its commitment to the fundamental rights of shareholders and policyholders, which is in the best interests of all stakeholders.
The Board of Directors recommends shareholders vote AGAINST the proposal for the following reasons:
The Company welcomes shareholder participation at meetings, whether in person or by proxy. The Company’s quorum requirement has been established in accordance with the provisions of the Act, which permits the Company to set the quorum level for meetings of shareholders in its by-laws. Section 3.2 of the Company’s By-Law No. 1 sets the quorum for the transaction of business at a meeting of shareholders at “two persons present and each entitled to vote at the meeting.” The Company encourages all shareholders to attend meetings, but the Company does not believe that raising the quorum requirement will promote further participation. Rather, it would raise the risk of undue delay if meetings do not attract sufficient shareholders.
The quorum requirement for voting policyholders of Manufacturers Life has also been established in accordance with the provisions of the Act, which for Manufacturers Life is at least 500 policyholders who are entitled to vote at the meeting being present in person or represented by proxyholders. While Manufacturers Life also encourages all participating policyholders to attend meetings, Manufacturers Life does not believe raising the quorum requirement will promote further policyholder participation.
Corporate and securities laws ensure that shareholder and policyholder rights to participate in meetings are well-addressed through the notice and proxy solicitation requirements. Each of the Company and Manufacturers Life comply with all requirements of applicable laws relating to the calling of and notice for their respective annual meetings.
The Board of Directors recommends that shareholders vote against Proposal No. 6.
The Shareholders identified below agreed to withdraw shareholder proposals based on confirmation of Manulife’s practices, commitments and policies.

1.	Mr. Robert Verdun withdrew a proposal regarding disclosure of proxy votes and proxy voting policies by Canadian mutual funds controlled by the Company. Securities regula-
MFC Proxy Circular       43

tors in Canada are currently considering the implementation of rules, set out in National Instrument 81-106, dealing with the disclosure of the voting guidelines and voting records of Canadian mutual funds. Under draft requirements a mutual fund will be required to disclose its policies and procedures to be followed in determining whether and how to vote securities owned by the fund, and to make available its proxy voting record. The Company supports the implementation of such rules, taking into account any factors that may be particular to the Canadian mutual fund industry. The Company is committed to ensuring that it’s Canadian mutual funds and those of its subsidiaries meet or exceed all standards implemented by Canadian regulators relating to this disclosure issue.

2.	The Association for the Protection of Quebec Savers and Investors Inc. withdrew a proposal dealing with business ties between the Company and the Company’s external auditor based on the commitment of the Company to continue the audit fee disclosure the Company has provided and continues to provide in the Proxy Circular.

3.	Real Assets Investment Management Inc. of Suite 801, 1166 Alberni Street, Vancouver, British Columbia, Canada, V6E 3Z3 withdrew a proposal on disclosure of current policies, practices and strategies to reduce the risk impacts of climate change on the Company’s key business areas in recognition of the Company’s commitment to review existing policies in this area and to expand reporting on the Company’s web site with respect to these risks.

4.	Carl H. Buerger, Jr. and Helen M. Buerger, of 232 Mt Aire Drive, East Peoria, Illinois, United States, 61611-1709 withdrew a proposal regarding the offering of a Direct Share Purchase Program and a Dividend Reinvestment Program subject to Manulife’s commitment to complete its research on the feasibility of the provision of such a program on a cost effective basis and to provide a report on that study to the Board of Directors.
          44      MFC Proxy Circular